Exhibit (d)(1)

DATED 12 April 2013

AS AMENDED AND RESTATED ON 6 JUNE 2013

OAK LEAF B.V.

and

D.E MASTER BLENDERS 1753 N.V.

MERGER PROTOCOL

(i)

(ii)

THIS MERGER PROTOCOL (the “Merger Protocol”) is made on 12 April 2013 as amended and restated on 6 June 2013

BETWEEN:

(1)	Oak Leaf B.V., a private limited liability company incorporated under the laws of the Netherlands with its corporate seat in Haarlem, the Netherlands (the “Offeror”); and

(2)	D.E Master Blenders 1753 N.V., a public limited company incorporated under the laws of the Netherlands with its corporate seat in Joure, the Netherlands (the “Company”).

The parties to this Merger Protocol are hereinafter collectively referred to as the “Parties” and individually also as a “Party”.

RECITALS:

(1)	The Company is a public company listed on NYSE Euronext in Amsterdam (“Euronext Amsterdam”) the regulated market of Euronext Amsterdam N.V. The Company is registered in the United States.

(2)	The Company is an international coffee and tea company. The Company has global operations with headquarters in the Netherlands and offers innovative coffee and tea products that are well-known in retail and out of home markets across Europe, Brazil, Australia and Thailand.

(3)	On the date of this Merger Protocol, the authorized share capital of the Company amounts to EUR 356,915,564.40 and comprises 2,974,296,370 ordinary shares with a nominal value of EUR 0.12 each (the “Ordinary Shares”).

(4)	On the date of this Merger Protocol, a total number of 594,859,274 Ordinary Shares in the capital of the Company are issued and outstanding (the “Outstanding Shares”). On the date of this Merger Protocol, the Company does not hold any Ordinary Shares.

(5)	Schedule 1 (Options) identifies the share option rights granted under the Company’s share plans (the “Plans”) to subscribe for Ordinary Shares outstanding on the date of this Merger Protocol. The share option rights identified in Schedule 1 (Options) are collectively referred to as the “Options”.

(6)	The Outstanding Shares plus any Ordinary Shares issued by the Company pursuant to the exercise of any Options prior to the Tender Closing Date (as defined in Clause 1.4.1 ), are for the purposes of this Merger Protocol collectively referred to as the “Shares”.

(7)	The Offeror has approached the Company expressing its initial interest in the business of the Company at the beginning of March 2013. The Offeror confirmed its interest in letters to the Company dated mid-March 2013.

(8)	The Offeror and the Company have entered into a confidentiality and standstill agreement on 20 March 2013 (the “Confidentiality Agreement”), which Confidentiality Agreement has been terminated on 12 April 2013.

(9)	The Offeror and its advisers have performed a satisfactory due diligence investigation into certain financial, operational, commercial, legal, pension and tax aspects of the Company, its group companies and their businesses and were given the opportunity to ask questions and additional information, received answers and documents to such requests, to conduct site visits and to attend various presentations and expert meetings.

(10)	In view of the intentions of both the Offeror and the Company as also elaborated on in Clause 5 (Strategic rationale; future organization and governance), the Offeror and the Company wish to enter into a transaction that will result in the Offeror acquiring control of the Company pursuant to the terms of this Merger Protocol (the “Transaction”) to be effected through a public offer to be made by the Offeror in cash for all Shares, as further described in this Merger Protocol (the “Offer”).

(11)	On the date of this Merger Protocol, Acorn Holdings B.V., an indirect 100% shareholder of the Offeror, directly holds 89,532,998 Shares (corresponding to approximately 15.05% of the Shares).

(12)	The Offeror will finance the Offer and the Transaction through a combination of equity financing and third party debt financing on a certain funds basis as further described in this Merger Protocol.

(13)	The board of the Company (the “Board”) has unanimously approved the terms of this Merger Protocol and fully supports and will unanimously recommend the Offer to the shareholders of the Company in accordance with and subject to the terms and conditions of this Merger Protocol. The Offer Memorandum (as defined in Clause 1.5.1 ), the Schedule TO (as defined in Clause 1.5.3), the Schedule 14D-9 (as defined in Clause 1.6.4) and the Press Release (as defined in Recital (18)) will reflect such unanimous support and recommendation.

(14)	The Board has received an opinion from each of Lazard B.V. and Goldman Sachs International, dated the date of this Merger Protocol, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth in their respective opinions, the Offer Price (as defined in Clause 1.3 ) to be paid to holders of Shares pursuant to the Offer, other than the Offeror and any of its affiliates, is fair from a financial point of view to such holders (the “Fairness Opinions”). The Fairness Opinions are in form and content acceptable to the Board.

(15)	The Company has obtained from each of the holders of the USD 650 million aggregate principal amount senior notes issued pursuant to the note purchase and guarantee deed dated 15 May 2012 by and among DE US, Inc., the Company and Sara Lee Corporation (the “USPP Notes”) an irrevocable agreement in writing, to transfer to DE US, Inc., subject to Settlement, their USPP Notes following which the USPP Notes shall be cancelled (the “USPP Transfer Agreements”).

(16)	The Company and the Offeror have discussed and agreed the manner and timing of disclosure of the Offer and the Transaction and of communications with the relevant authorities and employees representative bodies.

(17)	On 28 March 2013, the Company issued a press release announcing that the Company was negotiating a possible public offer for the Outstanding Shares by a group of investors led by affiliates of the Offeror.

(2)

(18)	On 12 April 2013, the Offeror and the Company reached conditional agreement (voorwaardelijke overeenstemming) on the terms of the Offer, entered into this Merger Protocol and jointly issued a press release announcing the Offer (the “Press Release”). A copy of the Press Release is attached as Schedule 3 (Press Release).

(19)	The Offeror and the Company have reached conditional agreement (voorwaardelijke overeenstemming) to amend some of the terms of the Transaction in order to increase the likelihood that the Offer and the Transaction will be successfully completed and wish to set out in this amended and restated Merger Protocol their respective amended and restated rights and obligations to make and consummate the Offer and to implement the Transaction.

IT IS AGREED as follows:

1.	THE OFFER

1.1.	The Offer

In accordance with the terms and subject to the conditions of this Merger Protocol, including the satisfaction of the commencement conditions set out in Clause 2.1 or waiver by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol, of the commencement conditions set out in Clause 2.1 (the “Commencement Conditions”), the Offeror agrees with the Company that it shall prepare and make the Offer (het bod uitbrengen) and commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act (as defined in Clause 1.2)) within six Business Days after it has been notified by the Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) (the “AFM”) of the approval of the Offer Memorandum (as defined in Clause 1.5.1) (the “Commencement Date”).

1.2.	Laws applicable to the Offer

The Parties shall comply with and the Offer shall be prepared, made and completed in accordance with the Dutch Financial Supervision Act (Wet op het financieel toezicht or “Wft”), the Decree on Public Takeover Bids (Besluit Openbare Biedingen Wft or the “Decree”), the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act” and collectively with the Wft and the Decree, the “Bidding Rules”), the policy rules and instructions of the AFM and any other laws, including any competition laws, foreign securities laws and laws on the co-determination of employees or their representatives, that apply to the Offer.

1.3.	Offer Price

In accordance with the terms and subject to the conditions of this Merger Protocol, the price payable by the Offeror for each Share validly tendered and delivered, and not withdrawn, under the Offer shall be EUR 12.50 in cash (the “Offer Price”), provided that the Offeror shall at any time be entitled, but under no obligation whatsoever, to increase the Offer Price in accordance with the Bidding Rules. The Offer Price per Share will be decreased to reflect the declaration of any dividend or other distribution on the Shares between the date of this Merger Protocol and the Settlement Date (as defined in Clause 1.4.4).

(3)

1.4.	Offer Period

1.4.1.	Subject to Clause 1.4.2, 1.4.3 and the Bidding Rules, the Offer shall be open for acceptance for a period of eight weeks starting on the first Business Day after the Commencement Date. The Offeror agrees with the Company that it shall, subject to the satisfaction of the conditions set out in Clause 3.1 or waiver by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol, of the conditions set out in Clause 3.1 (the “Offer Conditions”) declare the Offer unconditional (gestand doen) within three Business Days from the Tender Closing Date (the “Unconditional Date”). For the purposes of this Merger Protocol, the “Tender Closing Date” shall be the date on which the Offer closes for acceptance.

1.4.2.	If any Offer Condition is not satisfied or waived by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol, on the initial Tender Closing Date, the Offeror may, at its discretion, extend in accordance with this Merger Protocol the initial tender period for a period at its discretion of at least two weeks and not more than ten weeks, provided that if (i) the Offer Condition set forth in Clause 3.1.2 is not satisfied or waived in accordance with this Merger Protocol on the initial Tender Closing Date, or (ii) provided that the Offer is not declared unconditional in accordance with the terms of this Merger Protocol, the Merger Resolution was not an agenda item at the EGM and the Merger EGM has not been held, the Offeror must extend the initial tender period stated in Clause 1.4.1 for one period until such time as the Offeror and the Company reasonably believe is necessary (i) to cause the Offer Condition set forth in Clause 3.1.2 to be satisfied, or (ii) for the Merger EGM to be held, respectively, in each case subject to the provisions of section 15 of the Decree.

1.4.3.	Any request to the AFM for an exemption to extend such (extended) tender period more than once, other than pursuant to Clause 1.4.2, shall require the prior written consent of the Company, which shall not be unreasonably withheld or delayed. In case of one or more extensions of the tender period for the Offer, all references to the “Tender Closing Date” shall, unless the context requires otherwise, be deemed to refer to the latest date and time to which the tender period for the Offer has been so extended.

1.4.4.	The Offeror agrees with the Company that transfer of the Shares validly tendered and delivered, and not withdrawn, under the Offer against payment of the Offer Price (the “Settlement”) will take place as promptly as practicable and in any event within three Business Days after the Unconditional Date (the “Settlement Date”).

1.4.5.	The Offeror shall, if it declares the Offer unconditional, publicly announce a post-closing tender period (na-aanmeldingstermijn) and a subsequent offering period (in accordance with Rule 14d-11 under the Exchange Act) of at least five Business Days and accept each Share that is offered during such post-closing tender period, subject to the same terms as described in the Offer Memorandum (as defined in Clause 1.5.1). The Offeror agrees with the Company that Settlement of the Shares offered during the post-closing tender period will take place as promptly as practicable and in any event within three Business Days after the expiry of the post-closing tender period.

(4)

1.5.	Offer Memorandum and Schedule TO

1.5.1.	The Offeror shall prepare an offer memorandum (biedingsbericht) (including all amendments and supplements thereto, the “Offer Memorandum”) in accordance with current market practice and the Bidding Rules. The Offer Memorandum shall be in English, with a summary in Dutch, whereby the English version will prevail over the Dutch summary. The Offeror shall give the Company and its advisers reasonable opportunity to review, comment upon and, except for sections solely relating to the Offeror, approve in writing (which approval shall not unreasonably be withheld, conditioned or delayed) the Offer Memorandum before it is filed for approval with the AFM. The Company shall promptly inform the Offeror if it becomes aware that any of the information provided by it for inclusion in the Offer Memorandum is or has become incomplete, inaccurate or misleading and shall co-operate with any reasonable requests for additional information the AFM may have.

1.5.2.	Each Party shall use reasonable best efforts to enable the Offeror to file the draft Offer Memorandum with the AFM as soon as possible.

1.5.3.	The Offeror shall prepare a tender offer statement on Schedule TO or other applicable schedule or form (as it may be amended or supplemented, the “Schedule TO”) to be filed by the Offeror with the United States Securities and Exchange Commission (the “SEC”) in connection with the Offer, which shall contain the Offer Memorandum and such other information and materials pursuant to which the Offer will be made in the United States as are required by the Bidding Rules and may include such additional information as the Parties reasonably agree should be included therein, such agreement not to be unreasonably withheld, conditioned or delayed. The costs of the preparation, filing, printing and distribution of the Offer Memorandum and the Schedule TO shall be borne by the Offeror.

1.5.4.	The Parties shall be jointly responsible for the accuracy and completeness of the information contained in the Offer Memorandum and the Schedule TO, except (i) that the Offeror alone is responsible for the information contained in the parts of the Offer Memorandum and the Schedule TO relating to the Offeror and the Offer, (ii) that the Company alone is responsible for the information contained in the parts of the Offer Memorandum and the Schedule TO relating to the Company and (iii) that the Parties shall not be responsible for the Fairness Opinions or any auditor’s statements to be included in the Offer Memorandum or the Schedule TO.

1.5.5.	Subject to the satisfaction or waiver by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol of the Commencement Conditions, the Company and the Offeror shall publicly announce by way of a joint press release the availability of the Offer Memorandum on the Commencement Date and shall disseminate the Offer Memorandum in the jurisdictions on which the Offeror and the Company agree or are obliged pursuant to the Bidding Rules to make the Offer in accordance with applicable laws and regulations in such jurisdictions. The Company shall also post the Offer Memorandum on its website.

1.5.6.

The Offeror shall file the Schedule TO with the SEC as promptly as reasonably practicable after the date of this Merger Protocol, provided that the Schedule 14D–9 shall be filed concurrently with the Schedule TO and that the Offeror may

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delay the initial filing of the Schedule TO until the AFM has completed its initial review of the Offer Memorandum and provided comments on such Offer Memorandum to the Parties.

1.5.7.	The Company shall promptly provide to the Offeror all information concerning the Company and its subsidiaries that may be reasonably required or requested in connection with any action contemplated by this Clause 1.5.

1.6.	Shareholders Meeting; Position Statement; Schedule 14D-9

1.6.1.	The Company shall convene a meeting of its shareholders to, among other matters, discuss and explain the Offer in accordance with section 18 of the Decree (the “EGM”).

1.6.2.	In relation to the Offer, the Company shall prepare a position statement in accordance with paragraph 2 of section 18 and schedule G of the Decree (the “Position Statement”), which will be made available at the same time as the Offer Memorandum and which will include the Fairness Opinions. The Company shall give the Offeror and its advisers reasonable opportunity to review and shall take into account the Offeror’s and its advisers’ reasonable comments on the Position Statement before it is made available.

1.6.3.	Notwithstanding Clauses 1.7.1(C) and 1.7.5, at the EGM the shareholders will also be requested to vote for the following resolutions, each of the following resolutions being subject to condition precedent that the Offer is declared unconditional and that such resolutions become effective as per the Settlement Date:

(A)	the amendment of the Articles of Association as set out in Clause 5.4;

(B)	the appointment of the private individuals referred to in Clause 5.5.1;

(C)	the acceptance of the resignation of all members of the Board resigning in accordance with this Merger Protocol; and

(D)	the granting of full discharge to the current members of the Board (plus former member of the Board Mr C.J.A. van Lede) with respect to their duties and obligations performed and liabilities incurred in their respective capacity as (former) member of the Board up to and including the EGM in accordance with this Merger Protocol.

(together, the “Resolutions”).

In the EGM the Company will explain the non-compliance with Best Practice Provision III.2.1 of the Dutch Corporate Governance Code from Settlement until termination of the listing of the Company on Euronext Amsterdam.

The Offeror undertakes to vote in favour of all Resolutions with all Shares held by the Offeror at the registration date for the EGM and undertakes to procure that any person directly or indirectly, solely or jointly, controlling or controlled by the Offeror (each an “Affiliate”) holding Shares on the registration date for the EGM votes in favor on all Resolutions with such Shares.

(6)

1.6.4.	The Company will prepare and file the Solicitation/Recommendation Statement on Schedule 14D–9 (as amended or supplemented, the “Schedule 14D–9”) with the SEC, and will disseminate to holders of Shares as and to the extent required by the Bidding Rules, in connection with the foregoing, which shall, among other things, include the Recommendation as set forth in Clause 1.7 and may include such additional information as the Parties reasonably agree should be included therein, such agreement not to be unreasonably withheld, conditioned or delayed.

1.6.5.	The Company shall file the Schedule 14D–9 with the SEC as promptly as reasonably practicable after the date of this Merger Protocol, provided, that the Schedule 14D–9 shall be filed concurrently with the Schedule TO and that the Company may delay the initial filing of the Schedule 14D-9 until the AFM has completed its initial review of the Offer Memorandum and provided comments on such Offer Memorandum to the Parties.

1.6.6.	The Offeror shall promptly provide to the Company all information concerning the Offeror and its subsidiaries that may be required or reasonably requested in connection with any action contemplated by this Clause 1.6.

1.7.	Post-Closing Merger and Liquidation

1.7.1.	In order for the Offeror to acquire full ownership of the Company after having declared the Offer unconditional, the Parties agree that the Company will perform the following acts prior to the Tender Closing Date:

(A)	ensure that the Board will unanimously resolve to adopt and will sign a merger proposal for a legal triangular merger (juridische driehoeksfusie) of the Company with Oak Sub B.V. (“Oak Sub”) and New Oak B.V. (“New Oak”) in accordance with section 2:309 et seq of the Dutch Civil Code (substantially in the form as provided by the Offeror to the Company per email on 6 June 2013) (the “Merger Proposal”) (the “Legal Merger”),whereby following completion of the Legal Merger each holder of Shares immediately prior to the completion of the Legal Merger will hold a number of shares in the capital of New Oak equal to the number of Shares held by such holder of Shares immediately prior to the completion of the Legal Merger;

(B)	file the Merger Proposal with the Dutch Trade Register of the Chamber of Commerce (Kamer van Koophandel, afdeling handelsregister), make copies of the Merger Proposal available at the offices of the Company and announce in a Dutch national newspaper that the filing is made and that such copies are made available;

(C)	at the EGM have the shareholders of the Company discuss and vote, or alternatively, convene a second general meeting of shareholders, at which the shareholders of the Company discuss and vote the proposal to resolve the Legal Merger (the “Merger Resolution”) (such second general meeting of shareholders: the “Merger EGM”); and

(7)

(D)	together with the Offeror cooperate, provide such assistance and sign all documents and undertake and perform all acts as reasonably necessary to successfully complete and give full effect to the Post-Closing Merger and Liquidation (as defined in Clause 1.7.4(B)) (including ensuring that the Board will unanimously recommend to the Company’s shareholders to vote in favor of the Merger Resolution), in accordance with a step plan to be agreed between the Parties, provided, however, that:

(i)	the obligations of the Parties set out in Clause 1.7.1 are subject to any required consultation procedures with the works councils that have the right to render advice in respect of the Legal Merger having been completed, whereby (a) the Company will reasonably cooperate and coordinate with the Offeror in relation to informing and consulting the relevant works councils and, to the extent legally required, obtaining advice from the relevant works councils in respect of the Legal Merger, (b) all correspondence, documentation and requests for advices to be provided to the relevant works councils in respect of the Legal Merger will require prior written approval of the Offeror, with such approval not being unreasonably delayed or withheld by the Offeror, and (c) the Company will not make any material commitments to the relevant works councils without the Offeror’s prior written approval;

(ii)	to the extent required by applicable law, including the Securities Act of 1933, unless Offeror or one of its Affiliates has obtained an applicable exemption from the SEC, the convening of the Merger EGM and the vote with respect to the Merger Resolution shall be subject to there being an effective registration statement of New Oak relating to the Legal Merger;

(iii)	the Parties shall only proceed with the Legal Merger on the basis of the Merger Proposal unanimously approved and signed by the current Board, if the Offer is declared unconditional in accordance with the terms of this Merger Protocol; and

(iv)	the Parties shall only proceed with the Legal Merger on the basis of the Merger Proposal unanimously approved and signed by the current Board, if the Acceptance Level represents less than 95% of all Shares following the post-closing tender period referred to in Clause 1.4.5 on a fully diluted basis.

1.7.2.	The Offeror undertakes to use its reasonable best efforts to obtain the exemption from the SEC referred to in Clause 1.7.1(ii) as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that may prevent the exemption from being obtained, it shall immediately inform the other Party in writing.

1.7.3.	The Offeror undertakes to vote in favor of the Merger Resolution with all Shares held by the Offeror at the registration date for the EGM or the Merger EGM, as the case may be, and undertakes to procure that any Affiliate holding Shares on the registration date for the EGM or the Merger EGM, as the case may be, votes in favor of the Merger Resolution with such Shares.

(8)

1.7.4.	After adoption of the Merger Resolution and the Offer being declared unconditional in accordance with the terms of this Merger Protocol, the Offeror may resolve to continue to pursue the Post-Closing Merger and Liquidation (as defined in Clause 1.7.4(B)), in which case the Offeror will or will ensure that:

(A)	prior to the date the Legal Merger is effective, the Offeror as sole shareholder of New Oak will (i) resolve to dissolve (ontbinden) and liquidate (vereffenen) New Oak in accordance with section 2:19 of the Dutch Civil Code (the “Liquidation”) upon the completion of the Share Sale (as defined in 1.7.4(B)) and (ii) appoint the liquidator (vereffenaar) of New Oak in accordance with section 2:19 of the Dutch Civil Code (the “Liquidator”);

(B)	the Offeror will enter into a share purchase agreement with New Oak (substantially in the form as provided by the Offeror to the Company per email on 6 June 2013), pursuant to which all issued and outstanding shares in the capital of Oak Sub will be sold and transferred to the Offeror on or about the first Business Day after the Legal Merger becomes effective (the “Share Sale” and together with the Legal Merger and the Liquidation, the “Post-Closing Merger and Liquidation”); and

(C)	the Liquidator agrees to, as soon as practicably possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the shareholders of New Oak, whereby the initial advance liquidation distribution is intended to take place on or about the date the Share Sale is completed and result in a payment per share in the capital of New Oak equal to the Offer Price, without any interest and subject to withholding taxes and other taxes.

1.7.5.	If the Merger Proposal is filed with the Dutch Trade Register of the Chamber of Commerce and the Merger EGM is convened on or before 42 days before the date of the EGM, the Company will add the agenda item(s) for the Merger EGM to the agenda for the EGM.

1.7.6.	Subject to the Company (i) filing the Merger Proposal and convening the Merger EGM in accordance with Clause 1.7.1 or (ii) adding the agenda item(s) for the Merger EGM to the agenda for the EGM in accordance with Clause 1.7.5, each of Acorn Holdings B.V., the Offeror and Oak Sub shall indemnify and hold harmless, by way of irrevocable third party stipulation for no consideration, each current and future member of the Board of the Company or its legal successor(s) and each of their respective employees and officers (each of them an “Indemnified Party”) against any damages, liabilities, losses, costs (including reasonable adviser fees) and fines (collectively “Losses”) arising, accruing or incurred by such Indemnified Party arising directly or indirectly from (a) the Legal Merger, (b) the Share Sale and (c) the Liquidation, and any acts or omissions in connection with preparing, proposing or implementing (a), (b) and (c) in each case (i) excluding any Losses arising, accruing or incurred as a result of gross negligence, willful misconduct, or fraud by such Indemnified Party, as finally established by a court decision or settlement agreement and (ii) except to the extent covered by insurance and actually paid out pursuant to any insurance taken out for the benefit of an Indemnified Party.

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1.7.7.	The Parties acknowledge and agree that as part of the Post-Closing Merger and Liquidation all rights and obligations of the Company under this Merger Protocol will transfer to Oak Sub, including with respect to the non-financial terms (set out in Clause 5.2) and the composition of the Board (set out in Clause 5.5). The Offeror will procure that a D&O insurance policy is maintained (including coverage for claims from shareholders) for the benefit of the Indemnified Parties for a period of up to five years after the Legal Merger, which policy provides substantially equivalent cover as the D&O insurance policy in force on the date of the amendment of this Merger Proposal.

1.8.	Recommendation

1.8.1.	Subject to Clause 7 (Superior Offer), the Company confirms that, on the basis that the Offer and the related actions as contemplated in this Merger Protocol, including in particular the Offer Price and the arrangements and agreements set out in Clause 5 (Strategic rationale; future organization and governance) and Schedule 7 (Non-financial terms), are in the best interest of the Company and its stakeholders (including its shareholders), the Board has, without prejudice to the terms and conditions of this Merger Protocol, resolved to fully support the Offer and to unanimously recommend the Offer for acceptance to the shareholders of the Company (the “Recommendation”). The Recommendation is included in the Press Release and shall be included in the Offer Memorandum and in the Position Statement.

1.8.2.	Subject to the terms and conditions of this Merger Protocol, the Company shall ensure that the members of the Board shall not revoke or change the Recommendation and shall not make or authorize any contradictory statements as to their position with respect to the Offer or take any other action or make any other public statement that prejudices or frustrates or may prejudice or frustrate the Offer (excluding any and all actions taken by the Board or any of its members in accordance with Clauses 6, 7 and 11), unless this Merger Protocol has been terminated in accordance with Clause 11.1, provided that in case one or more members of the Board are misquoted or inadvertently or without intent make a contradictory (public) statement, the Company shall not be in breach of this provision if it publicly reconfirms the Recommendation of (the relevant member(s) of) the Board within 24 hours following such event.

1.9.	Shares held by members of the Board

For as long as the Board supports and recommends the Offer, the Company shall ensure that each member of the Board shall tender in the Offer any Shares such member directly or indirectly holds.

1.10.	Simultaneous Distribution

The Parties shall ensure that each of the Offer Memorandum, the Schedule TO and the Schedule 14D-9 shall be distributed to shareholders of the Company simultaneously.

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1.11.	Amendments and Supplements

The Offeror shall amend or supplement the Offer Memorandum and the Schedule TO and cause the Offer Memorandum and the Schedule TO, as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by the Bidding Rules and subject to the terms and conditions of this Merger Protocol. The Offeror shall provide the Company and its counsel with copies of any written comments, and shall inform them of any oral comments, that the Offeror or its counsel receive from the SEC or its staff with respect to the Schedule TO promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any written or oral responses to such comments. The Company hereby consents to the inclusion in the Schedule TO of the Recommendation as it may be amended or modified, and until but not after it is withdrawn, in each case as permitted by this Merger Protocol. The Company shall promptly provide to the Offeror all information concerning the Company and its subsidiaries and shareholders that may be reasonably required or requested in connection with the actions contemplated by this Clause 1.11.

1.12.	Withholding

The Offeror and the Company, as the case may be, shall be entitled to deduct and withhold from the Offer Price otherwise payable pursuant to this Merger Protocol to any holder of Shares, and from the amounts payable to any holder of Options pursuant to Clause 4.7 as applicable, such amounts that the Offeror or the Company is required to deduct and withhold with respect to the making of such payment under any provision of applicable tax and/or social security law. To the extent that amounts are so withheld by the Offeror or the Company, such amounts shall be treated for all purposes of this Merger Protocol (and, in the case of the Options, for all purposes under the applicable Plan) as having been paid to the holder of Shares or Options, as applicable, in respect of which such deduction and withholding was made by the Offeror or the Company.

1.13.	No costs

No costs will be charged to shareholders of the Company by the Offeror or the Company for the transfer and payment of any Share tendered under the Offer if an institution admitted to Euronext Amsterdam is involved.

2.	COMMENCEMENT CONDITIONS

2.1.	Commencement Conditions

Commencement of the Offer is subject to the satisfaction or waiver by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol, of the following Commencement Conditions prior to the Commencement Date:

2.1.1.	the Merger Protocol shall not have been terminated in accordance with its terms;

2.1.2.

the Company shall not have breached any of the provisions of this Merger Protocol in any material respect, including the provisions of Clause 4.6.1, to the extent any such breach if capable of being remedied has not been remedied by the Company before the date that is the earlier of (i) the fifth calendar day after the

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Company has obtained actual knowledge of such breach and (ii) the date on which all other Commencement Conditions have been satisfied or waived in accordance with this Merger Protocol;

2.1.3.	the Offeror shall not have breached any of the provisions of this Merger Protocol in any material respect including the provisions of Clause 4.6.2 to the extent that any such breach if capable of being remedied has not been remedied by the Offeror before the date that is the earlier of (i) the fifth calendar day after the Offeror has obtained actual knowledge of such breach and (ii) the date on which all other Commencement Conditions have been satisfied or waived in accordance with this Merger Protocol;

2.1.4.	all consultation procedures pursuant to the Works Council Act (Wet op de Ondernemingsraden) (the “WCA”) have been complied with in respect of the Offer and the financing of the Offer (including without limitation, any required refinancing at the level of the Company’s group (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees and the like by or in respect of (the assets of) any member of the Company’s group) to the effect:

(A)	the works councils of the Company’s group that have the right to render advice in respect of the Offer or the financing of the Offer or the Transaction (including the refinancing of the USPP Notes or the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees or similar rights by or in respect of (the assets of) any member of the Company’s group (the “Relevant Works Councils”) shall have rendered an advice in relation to the Offer and the financing of the Offer (including without limitation, any required refinancing at the level of the Company’s group (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees or similar rights by or in respect of (the assets of) any member of the Company’s group which advice does not prevent the implementation of the Offer and the financing of the Offer (including without limitation, any required refinancing at the level of the Company’s group (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees and similar rights by or in respect of (the assets of) any member of the Company’s group) and does not include any terms or conditions which the Offeror has not approved in accordance with Clause 4.4.1;

(B)

each of the Relevant Works Councils shall have confirmed in writing that (i) it has been duly informed of the Offer and the financing of the Offer (including, without limitation, any required refinancing at the level of the Company’s group (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees and similar rights by or in respect of (the assets of) any member of the Company’s group) (ii) it waives its right under the WCA to give advice with respect to any (implementation) decisions following thereof and/or to appeal to the

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Enterprise Chamber (Ondernemingskamer) of the Court of Appeals of Amsterdam in relation to any and all such decisions, and (iii) the terms of suspension (opschortingstermijn) as referred to in article 25 paragraph 6 of the WCA shall not apply; or

(C)	the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals of Amsterdam has rejected the appeal, if any, made by any of the Relevant Works Councils or has rendered a decision in respect of the appeal that does not prevent the implementation of the Offer and the financing of the Offer (including without limitation, any required refinancing at the level of the Company’s group (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) and the granting of any security rights, guarantees or similar rights by or in respect of (the assets of) any member of the Company’s group).

2.1.5.	the Parties shall have complied with the applicable notification and consultation procedures pursuant to the Dutch Merger Code (SER-besluit Fusiegedragsregels 2000) in respect of the Offer;

2.1.6.	the supervisory board of Koninklijke Douwe Egberts B.V. shall have approved the financing of the Offer and the Transaction (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company), in each case to the extent required;

2.1.7.	the Offeror and the Company shall have reached agreement on the contents of the Offer Memorandum, and the Offeror has received written confirmation from the AFM that the AFM has approved the Offer Memorandum;

2.1.8.	the Board shall not have revoked or changed the Recommendation;

2.1.9.	the members of the Board shall not have taken any action or made any public announcement that prejudices or frustrates or may prejudice or frustrate the Offer, excluding any and all actions taken by the Board or any of its members in accordance with Clauses 6, 7 and 11;

2.1.10.	the USPP Tender Agreements and the Intercompany PP Agreements shall be in full force and effect and shall not have been amended or modified without the prior written consent of the Offeror;

2.1.11.	the Offeror shall have received copies of the resignation letters of the resigning members of the Board with effect from the Settlement Date in accordance with Clause 5.5 and in the form attached hereto as Schedule 4 (Resignation Letter);

2.1.12.	no public announcement has been made of a Superior Offer or of a mandatory offer for the Shares pursuant to section 5:70 of the Wft and no competing offer has been declared unconditional;

2.1.13.	no notification shall have been received from the AFM stating that the preparation of the Offer is in violation of chapter 5.5 of the Wft, and that, pursuant to section 5.80 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) would not be allowed to cooperate with the Settlement;

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2.1.14.	the SEC shall have either provided no comments with respect to the Schedule TO and Schedule 14D–9, or shall have informed the Offeror or the Company, as applicable, that it has no further comments on the Schedule TO and Schedule 14D–9 the resolution of which would reasonably be expected to require a resubmission of the Offer Memorandum to the AFM;

2.1.15.	no order, stay, judgment, decree, suit, action or proceeding is issued or initiated by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority, or any statute, rule, regulation governmental order or injunction has been enacted, enforced or deemed applicable to the Offer, any of which prohibits or materially delays or could reasonably be expected to prohibit or materially delay the consummation of the Offer or the ability of the Offeror to acquire effective control of the Company in any material respect; and

2.1.16.	since the date of this Merger Protocol no Material Adverse Change has occurred or become known.

2.2.	Material Adverse Change

For the purposes of Clauses 2.1 and 3.1, “Material Adverse Change” shall mean any change, event, circumstance or effect, individually or together with all other changes, events circumstances or effects that have occurred prior to the date of determination of the occurrence of the Material Adverse Change, that is or is reasonably likely to be sustainably materially adverse to the business, assets, results of operations, financial position or capitalization of the Company’s group taken as a whole, such that the Offeror cannot reasonably be expected to launch the Offer or to declare the Offer unconditional, as the case may be; provided, however, that for the purpose of determining whether there has been, or is reasonably likely to be, a Material Adverse Change, the following changes, events, circumstances or effects will not be taken into account:

2.2.1.	a general economic decline affecting the companies active in the industry in which the members of the Company’s group operate;

2.2.2.	any natural disaster, pandemic, act of terrorism, sabotage, armed hostility, military action (including, but not limited to, military action in Iran, North Korea or Syria), or act of God, or any escalation or worsening thereof;

2.2.3.	changes in economic, political, or market conditions (including commodity and green coffee prices), including any adverse development regarding the European Union, its member states (including members states leaving such union) and the Euro zone (including one or more member states leaving or forced to leave such zone);

2.2.4.	any matter fairly disclosed by or on behalf of the Company to the Offeror or its advisers involved in the Transaction prior to the date of this Merger Protocol in (i) any information included in the data room prepared by the Company for the purpose of the Transaction (the “Data Room”), (ii) any document listed in the document with Data Room ref. 8.1, or (iii) all information disclosed during the meetings which are listed in the document with Data Room ref. 8.2, in each case under (i), (ii) and (iii) to the extent such matter is reasonably understandable on the face of the information;

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2.2.5.	any failure, in and of itself, by the Company or the Company’s group to meet any internal or published projections, forecasts or revenue or earnings predictions (provided, however, that, in the case of this Clause 2.2.5, the underlying cause for such failure may be considered in determining whether there may be a Material Adverse Change);

2.2.6.	the credit, financial strength or other ratings (provided, however, that, in the case of this Clause 2.2.6, the underlying cause for such change, event, circumstance or effect relating to credit, financial strength or other ratings may be considered in determining whether there may be a Material Adverse Change) of the Company or the Company’s group;

2.2.7.	the announcement, making or implementation of the Offer;

2.2.8.	a breach of this Merger Protocol or applicable law by the Offeror; or

2.2.9.	any litigation having been commenced by shareholders on the basis of (i) an alleged breach of fiduciary duty by the Board relating to the recommendation of the Offer or (ii) relating to or in connection with facts or circumstances disclosed to the Offeror and its advisers in the form as described in Clause 2.2.4, except, in the cases of Clauses 2.2.1 and 2.2.2, to the extent that the Company’s group, taken as a whole, is materially disproportionately affected thereby as compared with other participants in the industries in which the Company’s group primarily operates (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Change).

2.3.	Binding advice in relation to Material Adverse Change

2.3.1.	If the Offeror considers that the Commencement Condition set forth in Clause 2.1.16 or the Offer Condition set forth in Clause 3.1.13, as the case may be, (each a “MAC Condition”) has not been satisfied, the Offeror may give written notice thereof to the Company, together with its explanations and, where practicable, supported by documentation.

2.3.2.	If, following such notice, the Company disagrees with the Offeror’s position, the Company shall respond within three Business Days in writing stating, in detail and supported by documents where possible, that it disagrees with such Commencement Condition or such Offer Condition, as the case may be, not having been satisfied (a “Notice of Disagreement”).

2.3.3.	If the Company has sent a Notice of Disagreement to the Offeror in accordance with Clause 2.3.2, the Offeror shall reply within three Business Days in writing thereto responding to the arguments raised by the Company in its Notice of Disagreement (a “Counter-Notice of Disagreement”).

2.3.4.	Both the Company and the Offeror shall be entitled upon the lapse of three Business Days from the Counter-Notice of Disagreement to submit the dispute in

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writing, with a copy to the Offeror or the Company, respectively, to a binding advisor (the “Binding Advisor”) who shall settle the matter by way of binding advice (bindend advies) (the “Binding Advice”) under articles 7:900 et seq of the Dutch Civil Code and in accordance with the terms as set out in Schedule 2 (Binding Advice).

2.3.5.	The Binding Advisor shall be the President of the Enterprise Chamber (Ondernemingskamer) of the Court of Appeals of Amsterdam. If such agreed Binding Advisor is not able (for whatever reason) to provide the Binding Advice within ten Business Days, each of the Offeror and the Company shall be entitled to request the President of the District Court of Amsterdam to appoint another independent lawyer as a Binding Advisor within two Business Days. The Binding Advisor shall decide as binding advisor, not as arbitrator. Each of the Offeror and the Company shall fully cooperate with the Binding Advisor and shall provide him promptly with all the information that he reasonably requires. The Binding Advice shall be rendered within ten Business Days after the dispute having been referred to the Binding Advisor or such shorter period as the Offeror and the Company may agree. Notwithstanding the previous sentence, if the Binding Advice relates to an Offer Condition, the Binding Advice shall be rendered no later than noon CET on the Business Day before the Unconditional Date. The Binding Advice shall be final and binding upon both the Offeror and the Company and each of them shall fully comply with the Binding Advice and the content thereof. If the Binding Advice is not rendered by noon CET on the Business Day before the Unconditional Date, the Offeror may invoke the MAC Condition (without prejudice to the Company’s right to continue to challenge the exercise of such right after the Offeror has invoked the MAC Condition).

2.4.	Waiver

The Commencement Conditions in Clauses 2.1.2, 2.1.6, 2.1.8 up to and including 2.1.12 and 2.1.16, are for the benefit of the Offeror and may be waived to the extent permitted by law only by the Offeror in whole or in part at any time by written notice to the Company. The Commencement Condition in Clause 2.1.3 is for the benefit of the Company and may be waived to the extent permitted by law only by the Company in whole or in part at any time by written notice to the Offeror. The Commencement Conditions in Clauses 2.1.1, 2.1.4, 2.1.5 and 2.1.13 are for the benefit of both the Offeror and the Company and may only be waived to the extent permitted by law by the Company and the Offeror jointly and, in respect of Clause 2.1.13, only if the notification of the AFM has been or will be revoked or is overruled by a court decision. The Commencement Conditions in Clauses 2.1.7, 2.1.14 and 2.1.15 cannot be waived.

2.5.	Reasonable Best Efforts

Without prejudice to Clause 4.5.2, each Party undertakes to use its reasonable best efforts to procure the fulfillment of the Commencement Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent a Commencement Condition from being satisfied, it shall immediately inform the other Party thereof in writing.

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3.	OFFER CONDITIONS

3.1.	Offer Conditions

The obligation of the Offeror to declare the Offer unconditional is subject to the satisfaction or waiver by the Company and/or the Offeror, as the case may be, in accordance with this Merger Protocol, on or before the Tender Closing Date of the following Offer Conditions:

3.1.1.	the number of Shares (i) that are tendered in the Offer, (ii) the Shares that are directly or indirectly held by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates (the “Acceptance Level”) shall represent at least 95% of all Shares at the Tender Closing Date on a fully diluted basis;

3.1.2.	all notifications to all relevant competition authorities shall have been made and all waiting periods with respect to such notifications shall have expired or approval shall have been granted, as the case may be;

3.1.3.	the Merger Protocol shall not have been terminated in accordance with its terms;

3.1.4.	the Company shall not have breached any of the provisions of this Merger Protocol in any material respect including the provisions of Clause 4.8.1 to the extent any such breach if capable of being remedied has not been remedied by the Company before the date that is the earlier of (i) the fifth calendar day after the Company has obtained actual knowledge of such breach and (ii) three Business Days before the Tender Closing Date;

3.1.5.	the Offeror shall not have breached any of the provisions of this Merger Protocol in any material respect including the provisions of Clause 4.8.2 to the extent any such breach if capable of being remedied has not been remedied by the Offeror before the date that is the earlier of (i) the fifth calendar day after the Offeror has obtained actual knowledge of such breach and (ii) three Business Days before the Tender Closing Date;

3.1.6.	the Board shall not have revoked or changed the Recommendation;

3.1.7.	the members of the Board shall not have taken any action or made any public announcement that prejudices or frustrates or may prejudice or frustrate the Offer, excluding any and all actions taken by the Board or any of its members in accordance with Clauses 6, 7 and 11;

3.1.8.	the EGM shall have adopted the Resolutions;

3.1.9.	the USPP Tender Agreements and the Intercompany PP Agreements shall be in full force and effect and shall not have been amended or modified without the prior written consent of the Offeror;

3.1.10.	the supervisory board of Koninklijke Douwe Egberts B.V. shall not have revoked its approval of the financing of the Offer or the Transaction (including the refinancing of the USPP Notes or the contemplated new revolving credit facility of the Company);

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3.1.11.	no notification shall have been received from the AFM stating that the preparation of the Offer is in violation of chapter 5.5 of the Wft, and that, pursuant to section 5.80 of the Wft, investment firms (beleggingsondernemingen, as defined in the Wft) would not be allowed to cooperate with the Settlement;

3.1.12.	no order, stay, judgment, decree, suit, action or proceeding is issued or initiated by any court, arbitral tribunal, government, governmental authority or other regulatory or administrative authority, or any statute, rule, regulation governmental order or injunction has been enacted, enforced or deemed applicable to the Offer, any of which prohibits or materially delays or could reasonably be expected to prohibit or materially delay the consummation of the Offer or the ability of the Offeror to acquire effective control of the Company in any material respect; and

3.1.13.	since the Commencement Date no Material Adverse Change has occurred or become known.

3.2.	Waiver

The Offer Conditions in Clauses 3.1.1, 3.1.4, 3.1.6 up to and including 3.1.10 and 3.1.13 are for the benefit of the Offeror and may be waived to the extent permitted by law only by the Offeror in whole or in part at any time by written notice to the Company, provided that the Offeror will waive the Offer Condition in Clause 3.1.1, if on the Tender Closing Date:

(A)	the Acceptance Level represents at least 80% of all Shares at the Tender Closing Date on a fully diluted basis;

(B)	the shareholders of the Company shall have resolved to adopt the Merger Resolution at the EGM or the Merger EGM and such resolution being in full force and effect;

(C)	the condition included in the Credit Agreement (as defined in Clause 4.4.1) that the Offeror shall not declare the Offer unconditional unless the Acceptance Level represents at least 95% of all Shares at the Tender Closing Date on a fully diluted basis shall have been waived in accordance with the provisions of the Credit Agreement without any change to the terms or conditions of the Credit Agreement and without supplemental terms or conditions (other than such waiver); and

(D)	nothing shall have occurred that will prevent or delay, or is reasonably expected to prevent or delay in any material respect, the completion of the Post-Closing Merger and Liquidation in accordance with its contemplated terms, which shall for the avoidance of doubt include that the Merger Proposal shall not have been withdrawn, and no non-frivolous claim or non-frivolous objection based on law or contract is made that will materially adversely affect or is reasonably likely to materially adversely affect the implementation of the Post-Closing Merger and Liquidation in accordance with its contemplated terms (including the transfer of all assets and liabilities of the Company to Oak Sub).

The Offer Condition in Clause 3.1.5 is for the benefit of the Company and may be waived to the extent permitted by law only by the Company in whole or in part at any time by written notice to the Offeror. The Offer Conditions in Clauses 3.1.2, 3.1.3 and 3.1.11 are for the benefit of both the Offeror and the Company and may be waived by the Offeror and the

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Company jointly to the extent permitted by law and, in respect of Clause 3.1.11 only if the notification of the AFM has been or will be revoked or is overruled by a court decision. The Offer Condition in Clause 3.1.12 cannot be waived.

3.3.	Reasonable Best Efforts

Without prejudice to Clause 4.5.2, each Party undertakes to use its reasonable best efforts to procure the fulfillment of the Offer Conditions as soon as reasonably practicable. If at any time a Party becomes aware of a fact or circumstance that might prevent an Offer Condition being satisfied, it shall immediately inform the other Party in writing.

3.4.	Tendered Shares

Without any limitation to the Offeror’s right to rely on the Offer Condition set forth in Clause 3.1.1, a waiver in accordance with this Merger Protocol by the Offeror of this Offer Condition requires the prior express written approval of the Board if on the Tender Closing Date the number of Shares (i) that are tendered in the Offer, (ii) the Shares that are directly or indirectly held at that time by the Offeror or any of its Affiliates and (iii) the Shares that are unconditionally and irrevocably committed to the Offeror or any of its Affiliates would represent less than 66.67% of the Shares on a fully diluted basis (excluding any Options).

4.	INTERIM PERIOD; FURTHER UNDERTAKINGS

4.1.	Business in the Ordinary Course

As of the date of this Merger Protocol until the earlier of either the Settlement Date or the date on which this Merger Protocol is terminated in accordance with Clause 11 (the “Interim Period”), the Company shall, and shall procure that each of its group companies shall, conduct its business as a going concern in the ordinary course, consistent with past practice.

4.2.	Actions Requiring Consent

In particular, during the Interim Period the Company shall not, and shall procure that none of its group companies shall, except (i) as contemplated by this Merger Protocol, (ii) as permitted pursuant to Schedule 9 (Permitted Actions) or (iii) with the prior written consent of the Offeror (which will not unreasonably be withheld or delayed):

4.2.1.	make any material changes to its group structure, including incorporating, dissolving or liquidating a company or acquiring or disposing of interest in the capital of another company or merging or consolidating with or into any other company or business;

4.2.2.	create, extend, grant, issue or allow any third party rights (including creating or incurring any lien, charge or encumbrance) over any of the material assets of the Company or its group companies, taken as a whole;

4.2.3.	enter into or incur any material capital commitments, except as agreed in writing between the Company and the Offeror;

4.2.4.	enter into any unusual or onerous agreement or commitment;

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4.2.5.	incur or increase any borrowings or any other indebtedness or guarantee any indebtedness that individually exceeds EUR 10 million and in aggregate exceeds EUR 20 million, other than in the ordinary course of business and in the same manner as in the past;

4.2.6.	declare or pay any dividend or other distribution;

4.2.7.	issue any shares or other securities in the capital of the Company or a group company or debt instruments, other than upon the exercise of any Options;

4.2.8.	transfer any shares or other securities in the capital of the Company or a group company;

4.2.9.	other than under the existing Plans, grant any rights or options to subscribe for or acquire any shares or other securities in the capital of the Company or a group company or securities convertible into shares or other securities in the capital of the Company or a group company;

4.2.10.	repurchase any Shares or other securities in the capital of the Company, except for the potential repurchase of Shares held by any of the United States registered shareholders of the Company to the extent permitted pursuant to applicable law;

4.2.11.	make any changes to the remuneration or other terms or conditions of engagement of any member of the Board or key employees other than in the ordinary course of business and in the same manner as in the past, except for the changes resulting from the remuneration package of the current CEO ad interim and non-executive member of the Board as proposed to the general meeting of the Company and as described in the explanatory notes to the agenda of the extraordinary meeting of shareholders of the Company to be held on 17 April 2013;

4.2.12.	amend its articles of association;

4.2.13.	propose changes to the composition of the Board, except as made public in the announcement of the Company dated 18 February 2013 and described in the agenda and the explanatory notes thereto of the extraordinary meeting of shareholders of the Company to be held on 17 April 2013 and subject to the Offer and the Transaction not being consummated in accordance with this Merger Protocol;

4.2.14.	make any changes with respect to accounting policies or procedures, except as required by applicable law or by changes in applicable generally accepted accounting principles;

4.2.15.	make or alter any tax election or take any position on any tax return filed on or after the date of this Merger Protocol or adopt any tax method that is inconsistent with elections made, positions taken, or methods used in preparing or filing any tax return in prior periods;

4.2.16.	settle or compromise any material tax audit or other similar claim or proceeding, or agree to any extension of the statute of limitations with respect to any material tax return;

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4.2.17.	settle any claim, litigation or other proceeding pending or threatened to be brought for any individual amount in excess of EUR 2.5 million to be paid by the Company or any of its group companies;

4.2.18.	enter into any material agreement (or amend, modify, terminate or waive any material right or benefit under any agreement) outside the ordinary course of business;

4.2.19.	(i) with regard to intellectual property rights, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any material intellectual property rights, other than non-exclusive licenses granted in the ordinary course of business; and (ii) with regard to other assets, transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon, create or incur any lien, charge or encumbrance on or allow to lapse or expire or otherwise dispose of any material assets, licenses, operations, rights, product lines, businesses or interests therein of the Company or its subsidiaries, except, with respect to the foregoing paragraph (ii), (x) in connection with sales of Company products or dispositions of inventory in the ordinary course of business (y) sales or other dispositions of obsolete assets or (z) sales, leases, licenses or other dispositions of assets with a fair market value not in excess of EUR 2 million in any transaction or series of related transactions or EUR 5 million in the aggregate (inclusive of any sales or dispositions made pursuant to subparagraphs (x) or (y) of this paragraph); or

4.2.20.	agree or commit to any of the foregoing.

4.3.	Information

During the Interim Period and to the maximum extent permitted by applicable law, the Company shall (i) allow the Offeror and its employees and advisers reasonable access to the Company’s directors, employees, premises, documents and advisers and (ii) fully and without delay inform the Offeror of any material facts or developments with regard to the profitability, reputation, financial or trading position or the prospects of the Company and its group companies or which may affect the Offer or the Transaction, or which are otherwise important for investors or potential investors in the business of the Company and its group taken as a whole, provided that the Offeror may direct the Company not to provide such information to the Offeror or to limit the information to be provided during a specific time period or until further notice by the Offeror.

4.4.	Financing

4.4.1.	The Offeror has entered into (i) binding equity commitment letters with each of its sponsors (the “Equity Commitment Letters”) and (ii) a binding credit agreement (the “Credit Agreement” and together with the Equity Commitment Letters, the “Funding Commitment”) that would taken together make available to the Offeror, in accordance with their respective terms, sufficient funds to comply with its financial obligations pursuant to this Merger Protocol assuming an Offer Price as set out in Clause 1.3. The Company has received copies of the Equity Commitment Letters and the Credit Agreement.

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4.4.2.	The Offeror confirms to the Company that pursuant to the Credit Agreement, the Lenders (as defined in the Credit Agreement) have irrevocably committed to provide sufficient funds to finance fully the debt part (including the refinancing of the USPP Notes and the contemplated new revolving credit facility of the Company) of the Offer and the Transaction subject only to the satisfaction of certain conditions as identified in the Credit Agreement.

4.4.3.	The Offeror shall confirm in the Press Release that it has fully satisfied the certain funds requirements of section 7 paragraph 4 of the Decree.

4.4.4.	The Company shall and shall procure that its group companies shall provide all such assistance as is reasonably required in connection with the syndication of any debt under the Credit Agreement, including by making introductions to their relationship banks and making directors and officers available on reasonable notice and at reasonable times to meet with potential providers of debt facilities.

4.4.5.	The Offeror shall (i) use its reasonable best efforts to take or cause to be taken, and do or cause to be done all things necessary, proper or advisable to arrange and obtain the proceeds of the Funding Commitment, satisfy all conditions and comply with its obligations under the Funding Commitment, and consummate the Funding Commitment at Settlement and (ii) enforce its rights under the Funding Commitment (including through litigation), in each case under (i) and (ii) in accordance with the terms of the Funding Commitment.

4.4.6.	The Offeror shall not agree to any amendment, variation, waiver or modification of any provision of the Funding Commitment, nor waive or limit any of their rights thereunder, without the prior written consent of the Company, in each case in a manner that would adversely affect the Offeror’s ability to finance the Offer and the Transaction. The Offeror shall not waive or agree to any amendment of any provision of this Merger Protocol without the prior written consent of the counterparties to the Funding Commitment, to the extent any such waiver or amendment without such consent would adversely affect the Offeror’s rights under the Funding Commitment.

4.4.7.	The Offeror and the Company agree that the Company’s right to seek specific performance of this Merger Protocol will imply the right to force the Offeror to fully utilize and draw down the Funding Commitment to the extent necessary to enable the Offeror to perform its obligations under the Offer and this Merger Protocol.

4.5.	Antitrust

4.5.1.	On 13 May 2013, the Parties filed a (pre-completion) merger filing with the competition authorities in Russia. On 14 May 2013, the Parties filed a pre-completion) merger filing with the competition authorities in the EU. The Parties shall supply to the relevant competition authorities all information that is required by those authorities to investigate the Transaction. The Parties shall closely co-operate in respect of any necessary contacts with and notifications of such authorities, including by providing information required for the preparation of these notifications with the shortest delay possible.

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4.5.2.	Neither the Offeror nor any of its subsidiaries or affiliates shall be required to agree to any condition, obligation or remedy, including, without limitation, the sale, transfer, separate or shared holding, divestiture, other disposition or perpetual licensing of any business or asset of the Offeror or of the Company (or of any of their respective subsidiaries) other than those conditions, obligations or remedies imposed by any competition authority that are not material and are reasonably acceptable to the Offeror.

4.5.3.	The Offeror shall in respect of any merger filing:

(A)	promptly notify the Company of any communication (whether written or oral) from the relevant competition authorities;

(B)	give the Company reasonable notice of all meetings and telephone calls with the relevant competition authorities and give the Company reasonable opportunity to participate in such meetings and telephone calls (save to the extent that any such competition authority expressly requests the Company not be present at such meeting or any part thereof); and

(C)	provide the Company with drafts of all written communications intended to be sent to the relevant competition authorities, give the Company a reasonable opportunity to comment thereon, and provide the Company with final copies of all such communications.

4.5.4.	The Offeror shall not enter into (and will procure that none of its affiliates will enter into) any other agreement or arrangement where it knows or reasonably should know that the effect of any such agreement or arrangement is likely to affect, delay, impede or in any respect prejudice obtaining the clearance and approval necessary to fulfill the Offer Condition set forth in Clause 3.1.2.

4.5.5.	The Offeror shall bear the filing fees incurred in relation to any anti-trust or similar filings required to be made in any jurisdiction in connection with the Transaction.

4.6.	Works Council and Trade Unions

4.6.1.	The Company will reasonably cooperate and coordinate with the Offeror in relation to informing, consulting and, to the extent legally required, obtaining advice from, the Relevant Works Councils and the Company will reasonably cooperate and coordinate with the Offeror in relation to any court proceedings involving any Relevant Works Council, in each case in respect of the Transaction, the Offer and its funding and the financing or re-financing of the Company and the actions contemplated by this Merger Protocol generally. The Company will keep the Offeror promptly and fully up to date in relation to consultations and communications with the Relevant Works Councils. All correspondence, documentation and requests for advice to be provided to the Relevant Works Councils by the Company’s management will first be shared by the Company with the Offeror and the Offeror shall be allowed to give comments, before such correspondence, documentation or requests for advice are provided to the Relevant Works Councils. The Parties agree that the Company will not make any material commitment to any works council or similar body without the prior written approval of the Offeror.

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4.6.2.	The Parties will continue to inform and consult with, in accordance with the Merger Code 2000 (SER-besluit Fusiegedragsregels 2000), the relevant trade unions in writing (unless agreed otherwise) on (a) the reasoning behind the Transaction; (b) the intentions with respect to the future business strategy, the related social, economic and legal consequences of the Transaction; and (c) any intended measures that will be taken in this respect. The Parties will together review and consider any issues regarding the Offer raised in discussions with the relevant trade unions.

4.7.	Share Options

The Company shall procure that, in connection with the Settlement of the Offer, the Remuneration Committee of the Board shall elect to settle any Options outstanding under the Company’s 2012 Long-Term Incentive Share Plan (the “2012 LTIP”) in cash in accordance with section 7.4 of the 2012 LTIP. As a consequence of such election, each Participant (as defined in the 2012 LTIP) will be entitled to receive a cash amount from the Company equal to the product of (a) the number of Earned PSUs (as defined in the 2012 LTIP) to which such Participant is entitled on the Settlement Date as a result of the Settlement of the Offer and (b) the Offer Price, less any taxes that the Company or any affiliate of the Company is required to withhold from such payment.

4.8.	Warranties

4.8.1.	The Company represents and warrants that each statement set out in Schedule 5 (Warranties by the Company) is true and accurate on the date on which such statement is stated to be given pursuant to Schedule 5 (Warranties by the Company).

4.8.2.	The Offeror represents and warrants that each statement set out in Schedule 6 (Warranties by the Offeror) is true and accurate on the date on which such statement is stated to be given pursuant to Schedule 6 (Warranties by the Offeror).

4.9.	Private Placement Notes

4.9.1.	Promptly following the date of this Merger Protocol, the Company shall and shall cause DE US, Inc. and the other applicable members of the Company’s group to enter into an agreement substantially similar to the USPP Transfer Agreement with respect to the USD 1.4 billion intercompany US private placement (the “Intercompany PP Agreements”).

4.9.2.	With respect to the repurchase of the USPP Notes and the notes under the USD 1.4 billion intercompany US private placement, the Parties shall consult with respect to the manner in which such repurchase is completed and funded and such completion and funding shall be subject to Offeror’s consent.

5.	STRATEGIC RATIONALE; FUTURE ORGANIZATION AND GOVERNANCE

5.1.	Strategic Rationale

The Parties confirm their agreement in respect of the strategic and business rationale for the Transaction as set out in Schedule 3 (Press Release).

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5.2.	Non-financial Terms

The Parties have agreed certain non-financial terms in relation to the Transaction, which are set out in Schedule 7 (Non-financial terms).

5.3.	Delisting and Minority Shareholders

5.3.1.	In the event the Offer is declared unconditional (gestand wordt gedaan) it is intended that the listing of the Company on Euronext Amsterdam will be terminated as soon as possible.

5.3.2.	The Company acknowledges that the Offeror wishes to acquire full ownership of the Company and its business and that, if the Offeror acquires at least 95% of the Shares in the Offer, it shall acquire the Shares that have not been tendered in the Offer pursuant to a squeeze-out or buy-out (uitstoting of uitkoop) or obtain full ownership of the business of the Company by virtue of a sale of the Company’s assets, a legal merger (juridische fusie) or other procedures or legal actions in accordance with applicable laws.

5.3.3.	If, following the Settlement Date, the Offeror and any member of the Offeror’s group, alone or together with the Company, hold at least 95% of the Company’s aggregated issued share capital on a fully diluted basis, the Offeror shall commence a squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a or 2:201a of the Dutch Civil Code or a takeover buy-out procedure in accordance with article 2:359c of the Dutch Civil Code.

5.3.4.	Without prejudice to Clauses 1.7, 5.3.1 and 5.3.3, subject to the Offer being declared unconditional or the Transaction being consummated, the Offeror shall be entitled to effect or cause to effect any other restructuring of the Company’s group for the purpose of achieving an optimal operational, legal, financial and/or fiscal structure in accordance with the Bidding Rules and Dutch law in general, some of which may have the effect of diluting the interest of any remaining minority shareholders of the Company (the “Post-Closing Restructuring Measures”), including:

(A)	a subsequent public offer for any Shares held by minority shareholders;

(B)	a statutory cross-border or domestic (bilateral or triangular) legal merger (juridische (driehoeks-) fusie) in accordance with article 2:309 et seq of the Dutch Civil Code between the Company, the Offeror and/or one or more members of the Offeror’s group;

(C)	a statutory legal demerger (juridische splitsing) of the Company in accordance with article 2:334a et seq of the Dutch Civil Code;

(D)	a contribution of cash and/or assets to the Company in exchange for new shares issued (in which case the existing shareholders of the Company may not have pre-emptive rights) on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser;

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(E)	a sale of all, substantially all, or a substantial part of the assets of the Company, which may or may not be followed by a distribution of proceeds to the shareholders of the Company, all in accordance with Dutch laws and the Articles of Association and all on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser;

(F)	a distribution of proceeds, cash and/or assets to the shareholders of the Company;

(G)	a sale and transfer of assets and liabilities by the Offeror or any member of the Offeror’s group to any member of the Company’s group on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser, or a sale and transfer of assets and liabilities by any member of the Company’s group to the Offeror or any member of the Offeror’s group on an arm’s length basis and supported by a fairness opinion from a reputable corporate finance adviser;

(H)	conversion of the Company into a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid);

(I)	any combination of the foregoing; or

(J)	any transactions, restructurings, share issues, procedures and/or proceedings in relation to the Company and/or one or more of its affiliates required to effect the aforementioned objective.

5.3.5.	In the effectuation of any Post-Closing Restructuring Measure, due consideration will be given to the interests of minority shareholders of the Company.

5.3.6.	Any proposed Post-Closing Restructuring Measure which could reasonably be expected to disproportionally prejudice the value of, or the rights relating to the minority’s shareholding, will require an affirmative vote of an Independent Non-Executive (as defined in Clause 5.5.1).

5.3.7.	The Post-Closing Restructuring Measures will be described in the Offer Memorandum in detail.

5.4.	Articles of Association

As from the Settlement Date, the articles of association of the Company (the “Articles of Association”) will be amended as set out in Schedule 8 (Articles of Association). For the avoidance of doubt, the Parties acknowledge and agree that the Offeror may implement further amendments to the Articles of Association.

5.5.	Composition of the Board

5.5.1.

As from the Settlement Date until the later of (i) the date on which the listing of the Company on Euronext Amsterdam is terminated, and (ii) the earlier of (a) the submission by the Offeror of the writ of summons in a squeeze-out procedure (uitkoopprocedure) in accordance with article 2:92a of the Dutch Civil Code or a takeover buy-out procedure in accordance with article 2:359c of the Dutch Civil

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Code and (b) the date on which the Offeror has directly or indirectly otherwise acquired 100% of the shares in the Company or any legal successor of the Company, the Board will consist of:

(A)	two non-executive members who are independent from the Offeror, its affiliates or any of its advisers as specified in the Dutch Corporate Governance Code (each an “Independent Non-Executive”); and

(B)	a number of executive and non-executive members, appointed upon nomination of the Offeror by the general meeting.

5.5.2.	The members of the Board to be appointed upon nomination by the Offeror effective as from the Settlement Date will include (i) Bart Becht, Peter Harf, Olivier Goudet, Alexandre Van Damme, Byron Trott and Alejandro Santo Domingo as non-executive members and (ii) Michel Cup as executive member and CFO and a second executive member as CEO.

5.5.3.	As from the Settlement Date, the initial chairman of the Board will be Bart Becht.

5.5.4.	As per the Settlement Date, all current members of the Board shall resign with the exception of those members who will continue as Independent Non Executives as agreed between the Company, the Offeror and the relevant Board members, if any. Each resigning member of the Board will confirm by signing a resignation letter in the form and substance as attached hereto as Schedule 4 (Resignation Letter) that subject to Settlement, such resigning member of the Board does not have and as per the resignation becoming effective will not have any claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to the usual annual compensation over the financial year 2013.

5.5.5.	Without prejudice to the Resolutions and subject to the Offer having been declared unconditional, the Parties shall procure that effective on the date of their resignation becoming effective (i) each resigning member of the Board is fully released from any duties in respect of his/her position as member of the Board and (ii) each resigning member of the Board (plus former member of the Board Mr C.J.A. van Lede) will be granted full and final discharge from any liabilities in respect of his/her position as (former) member of the Board, except as a result of fraud or willful misconduct of such member of the Board. In addition, subject to the Offer having been declared unconditional, the Parties shall procure that effective upon the Settlement Date the resigning persons mentioned in Clause 5.5.4 shall be granted discharge with respect to their duties and obligations performed and liabilities incurred in their respective capacity as member of the Board up to and including the Settlement Date.

5.5.6.	Subject to the Offer having been declared unconditional, immediately after Settlement, the Offeror shall procure that the Company shall compensate the current CEO ad interim and non-executive member of the Board for a cash amount equal to the remuneration package for such member as proposed to the general meeting of the Company and as described in the explanatory notes to the agenda of the extraordinary meeting of shareholders of the Company to be held on 17 April 2013. Article 16 of the 2012 LTIP shall be applied by the Company. This Clause 5.5.6 constitutes an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the current CEO ad interim and non-executive member of the Board.

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6.	EXCLUSIVITY

6.1.	Exclusivity Period

For the purpose of this Merger Protocol, the “Exclusivity Period” shall mean the period commencing on the date of this Merger Protocol and ending on the earlier of (i) the Settlement Date and (ii) the date of termination of this Merger Protocol in accordance with Clause 11. During the Exclusivity Period:

6.1.1.	the Company shall, and shall ensure that all members of its group and its and their respective directors, employees, advisers and representatives, including the members of the Board and the members of the Executive Committee of the Company (the “Relevant Persons”), proceed with the preparations for the Offer in good faith and as expediently as practicable and the Company shall not, and shall ensure that none of the Relevant Persons shall, take or authorize any action or, subject to Clause 8.2, make or authorize any public statement that prejudices or frustrates or reasonably may prejudice or frustrate the Offer;

6.1.2.	except to the extent explicitly permitted under Clause 6.2 or Clause 7 of this Merger Protocol, the Company shall not, and shall ensure that each of the Relevant Persons shall not, in any way, directly or indirectly, approach, initiate, provide confidential information to, or engage in discussions or negotiations or enter into any transaction with any party other than the Offeror regarding a public offer for shares in the Company, a sale of all or a substantial part of the assets or business of the Company or its group or any other transaction that could result in a change of control of the Company or all or a substantial part of its business or otherwise prevent the Offer and the Transaction as described in this Merger Protocol from being consummated (an “Alternative Proposal”); and

6.1.3.	the Company will notify the Offeror promptly (and in any event within 24 hours) in writing if any approach or enquiry, or request for information, is received by it or any of its Relevant Persons from any third party in relation to a potential Alternative Proposal, it being understood that as a minimum the Company shall promptly notify the Offeror in writing of its knowledge of the identity of such third party and its advisers, the proposed consideration, the conditions to (making of) the potential Alternative Proposal and other key terms of such potential Alternative Proposal, so as to enable the Offeror to consider their position and assess the consequences of such potential Alternative Proposal on the Offer.

6.2.	Potential Superior Offer

6.2.1.

If the Company receives a written and unsolicited Alternative Proposal from a bona fide third party that, in the reasonable opinion of the Board, could reasonably be expected to qualify as or evolve into a Superior Offer (as defined in Clause 7.1) such that the members of the Board are of the view that, after having considered advice of the Company’s outside counsel and financial advisers, in the exercise of their fiduciary duties to the Company, they should explore such Alternative Proposal (a “Potential Superior Offer”), the Company shall promptly (and in any

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event within 48 hours of receipt of such Potential Superior Offer) notify the Offeror thereof in writing, it being understood that as a minimum the Company shall notify the Offeror of its knowledge of the identity of such third party and its advisers, the proposed consideration, the conditions to (making of) the Potential Superior Offer and other key terms of such potential Alternative Proposal, so as to enable the Offeror to consider its position and assess the consequences of such Potential Superior Offer on the Offer.

6.2.2.	After having given the notice specified in Clause 6.2.1 and subject to compliance with Clauses 6.2.3, 6.2.4 and 6.3, the Company may engage in discussions or negotiations in relation to the Potential Superior Offer with such third party and disclose confidential information to such third party for a period of no longer than ten Business Days following the receipt of the written proposal referred to in Clause 6.2.1 (the “Potential Superior Offer Period”), provided that (i) during the Potential Superior Offer Period the Company shall continue to cooperate with the Offeror in accordance with the terms of this Merger Protocol and (ii) under no circumstances shall the Company provide to a third party any confidential information that it has not provided to the Offeror.

6.2.3.	Before the end of the Potential Superior Offer Period, the Company must either give written notice to the Offeror that:

(A)	by then that Potential Superior Offer has evolved or led to a Superior Offer, in which case the Company shall immediately initiate the steps set out in Clause 7; or

(B)	that Potential Superior Offer did not evolve or lead to a Superior Offer, in which case the Company must immediately confirm to the Offeror that it continues to support the Offer, that its Board will continue to support and recommend the Offer in accordance with this Merger Protocol, that it has discontinued considering such Potential Superior Offer and that it has terminated any discussions and negotiations regarding that Potential Superior Offer and any Alternative Proposal from such third party, it being understood that these confirmations by the Company shall be made public if the relevant Potential Superior Offer has also been communicated in public.

6.2.4.	Before engaging in discussions or negotiations with a third party regarding a Potential Superior Offer or disclosing confidential information to a third party, each as contemplated in Clause 6.2.2, the Company shall first enter into a confidentiality agreement with such third party on terms that are substantially similar to the terms of the Confidentiality Agreement. Except as otherwise provided for in this Merger Protocol, the Company undertakes to enforce its rights under any confidentiality agreement entered into by it and any third party in connection with discussions relating to a public offer on the Shares with third parties that took place prior to the date of this Merger Protocol or a Potential Superior Offer and the Company agrees not to waive any of its rights under any such confidentiality agreement without the prior written consent of the Offeror, such consent not to be unreasonably withheld or delayed

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6.3.	No Cost Compensation

The Company agrees that it will in no event enter into any break fee arrangement, incentive fee, cost compensation or any similar arrangement with any third party in connection with an Alternative Proposal, a Potential Superior Offer or a Superior Offer which exceeds the amount referred to in Clause 11.4.2, provided that any such break fee arrangement, incentive fee, cost compensation or similar arrangement may only be payable after the termination of the Merger Protocol pursuant to Clauses 7.2.3 or 7.2.4.

6.4.	No Further Discussions

The Company confirms that it is at the date of signing of this Merger Protocol not in negotiations or discussions with any third party that may lead to an Alternative Proposal or a Superior Offer and the Company shall also request the return of or destruction of all confidential information provided to third parties.

7.	SUPERIOR OFFER

7.1.	Superior Offer

7.1.1.	For the purposes of Clause 6 and this Clause 7, a “Superior Offer” is a written and binding unsolicited proposal by a bona fide third party to make an Alternative Proposal, involving a public offer (without prejudice to Clause 7.1.2) for all of the Shares a sale of all or substantially all of the business of the Company’s group or any other transaction that could result in a change of control of the Company or of all or substantially all of the business of the Company’s group, which, in either case, in the reasonable opinion of the Board, after having considered advice of the Company’s outside counsel and financial advisers and observing its obligations under Dutch law, is more beneficial to the Company and its stakeholders than the Offer as contemplated in this Merger Protocol, taking into account all economic and non-economic terms and conditions of such Alternative Proposal, including expected timing, the nature and amount of consideration for the Outstanding Shares, and the likelihood of consummation, provided that an Alternative Proposal shall only be considered to be a Superior Offer if the consideration per Outstanding Share exceeds the Offer Price by 7.5%.

7.1.2.	To the extent that the Potential Superior Offer is an offer for a sale of all or substantially all of the business of the Company’s group or any other transaction that could result in a change of control of the Company or of all or substantially all of the business of the Company’s group, the calculation shall be made on the basis of the net proceeds to be distributed to the shareholders of the Company resulting from such a transaction calculated on a per Outstanding Share basis. In the event that an Alternative Proposal contains a consideration solely or partly consisting of shares, the share component shall be valued, for the purposes of calculating the foregoing threshold, at the lower of (a) the average share price for the offered shares during the last 90 days prior to the announcement of the Alternative Proposal and (b) the average share price for the offered shares during the period from the announcement of the Alternative Proposal to the day on which the Company decided as to whether such Alternative Proposal qualifies as a Superior Offer.

7.1.3.	The consideration per Outstanding Share of any consecutive Superior Offer (which shall include any amended Superior Offer) must exceed the most recent

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offered consideration per Ordinary Share (either under a Superior Offer or Revised Offer) by 5%, failing which such Alternative Proposal shall not qualify as a Superior Offer for the purpose of this Clause 7.1.

7.2.	Procedure

In the event that a third party makes or announces its intention to make a Superior Offer, or informs the Company or any member of its Board that it will make or intends to make a Superior Offer, the following steps shall be taken:

7.2.1.	The Company shall promptly inform the Offeror thereof (and in any event within 24 hours of receipt of such Superior Offer) in writing (the “Superior Offer Notice”) and shall provide to the Offeror all material details known to the Company regarding the Superior Offer, it being understood that as a minimum the Company shall promptly notify the Offeror in writing of its knowledge of the identity of such third party and its advisers, the proposed consideration, the conditions to (making of) the Superior Offer and other key terms of such Superior Offer, so as to enable the Offeror to consider their position and assess the consequences of such potential Superior Offer on the Offer.

7.2.2.	The Offeror may submit in writing to the Board a revision of the Offer within ten Business Days following the date on which it has received the Superior Offer Notice. If the Offeror submits a revision of the Offer, which, in the reasonable opinion of the Board, after having considered advice of the Company’s outside counsel and financial advisers, in the exercise of their fiduciary duties to the Company, is more beneficial to the Company and its stakeholders than the Superior Offer, then such revised offer shall qualify as a “Revised Offer”. A revised offer submitted by the Offeror in accordance with the first sentence of this Clause 7.2.2 shall in any event be deemed to be a Revised Offer unless confirmed otherwise to the Offeror in writing by the Board within two Business Days after expiry of the period referred to in the first sentence of this Clause 7.2.2.

7.2.3.	If the Offeror fails to timely submit a Revised Offer or has indicated in writing that it will not submit a Revised Offer as set out in Clause 7.2.2, the Company shall be entitled to accept the Superior Offer and each Party shall be entitled to terminate this Merger Protocol within four Business Days after expiry of the period of Clause 7.2.2 with immediate effect, without prejudice to Clause 11.4.

7.2.4.	If the Offeror has submitted a Revised Offer to the Board in accordance with Clause 7.2.2, the Parties shall continue to be entitled to and bound by their respective rights and obligations under this Merger Protocol and the Offeror may require the Board to reaffirm the Recommendation. If details of the Superior Offer have become public, the Company shall make such reaffirmation by way of a public announcement. Should the Company fail to reaffirm the Recommendation within two Business Days after having received the relevant request from the Offeror, the Offeror shall have the right to terminate this Merger Protocol, without prejudice to the provisions of Clause 11.4.

7.3.	Consecutive Superior Offers

This Clause 7 applies mutatis mutandis to any consecutive Superior Offer.

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8.	CONFIDENTIALITY

8.1.	Confidentiality

Subject to the provisions of this Merger Protocol, no Party shall, without the prior written approval of the other Party, disclose the existence and content of this Merger Protocol and the discussions and negotiations in respect of the Offer and the Transaction to any third party (excluding the Parties’ subsidiaries and financing sources and their respective advisers having a need to know for the purpose of the implementation of the Transaction and on the basis of confidentiality), nor shall they disclose or use any information regarding the other Party, its subsidiaries or its business that was previously not in their possession and that is provided to them in the course of the negotiations regarding the Transaction which was marked “CONFIDENTIAL” (or comparable legend) or of which the receiving party should reasonably appreciate the confidential nature, all except to the extent that (i) it is obliged to make such a disclosure pursuant to any applicable laws, rules or regulations (including the Bidding Rules) or a binding decision by a court or other governmental authority, including without limitation the AFM, (ii) disclosure is necessary to enforce this Merger Protocol in court proceedings, (iii) the information has come into the public domain in a manner other than as a result of a breach of the confidentiality obligations of (a) the Parties under this Merger Protocol or (b) the Parties’ subsidiaries and financing sources and their respective advisers or professional adviser under their respective confidentiality obligations, (iv) such information is independently acquired or developed by such Party without breaching any of its obligations under this Merger Protocol and/or if disclosure is necessary to obtain the advice of any professional adviser, provided such adviser is bound by a confidentiality agreement.

8.2.	Public announcements

Without prejudice to the Press Release, where either Party reasonably determines, after having taken advice from that Party’s outside legal counsel, and acting in good faith, that a disclosure or announcement is required by applicable laws, rules or regulations (including the Bidding Rules) or a binding decision by a court or other governmental authority (the “Announcing Party”) the disclosure or announcement shall be made by the Announcing Party, as appropriate in the reasonable opinion of the Announcing Party, after, to the extent permitted by applicable law, consultation (but without undue delay) between the Parties and taking into account both of the Parties’ reasonable requirements as to its timing, contents and manner of making or dispatch.

8.3.	Co-operation and consultation

8.3.1.	The Parties will co-operate in ensuring that all filings and notices required by the Bidding Rules, or as otherwise required by the AFM, Euronext Amsterdam or the SEC are timely and properly made.

8.3.2.	Except with respect to any Potential Superior Offer, Superior Offer or Revised Offer, each Party shall consult with the other Party with respect to, and prior to, any other public announcements or other communications with the media, shareholders of the Company, and other relevant third parties, and where practicable obtain prior written approval from the other Party before making such communications.

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9.	STAKEBUILDING

As from the date of the Press Release, subject to applicable law, the Offeror shall be entitled to trade in the Shares; provided, however, that until the earlier of (i) the Settlement and (ii) the date of termination of this Merger Protocol in accordance with Clause 11 (Termination) (a) the Offeror will not at any time, other than as a result of Settlement, alone or acting in concert with others, directly or indirectly, pass the threshold for a mandatory public offer pursuant to section 5:70 of the Wft, and (b) the Offeror will not sell or otherwise dispose of any Shares.

10.	COSTS AND EXPENSES

Except as explicitly stated otherwise in this Merger Protocol, each Party shall pay its own costs and expenses incurred in respect of the preparation and execution of this Merger Protocol and the preparation and implementation of the Offer.

11.	TERMINATION

11.1.	Termination

This Merger Protocol will immediately terminate:

11.1.1.	by mutual written consent of the Parties;

11.1.2.	by notice in writing given by a Party (the “Terminating Party”) to the other Party if (i) by the date which is 12 weeks as from the date on which the Press Release has been issued any Commencement Condition has not been satisfied or waived in accordance with this Merger Protocol by the Party for whose benefit such Commencement Condition is stipulated in this Merger Protocol, or (ii) prior to the Commencement Date it transpires that any Commencement Condition is incapable of satisfaction, provided in each case that the non-satisfaction of the relevant Commencement Condition is not due to the Terminating Party breaching any of its obligations under this Merger Protocol;

11.1.3.	by notice in writing given by the Terminating Party to the other Party if (i) during the first three Business Days after the Tender Closing Date any Offer Condition has not been satisfied or waived in accordance with this Merger Protocol by the Party for whose benefit such Offer Condition is stipulated in this Merger Protocol, (ii) prior to expiry of the time period in (i) it transpires that any Offer Condition stipulated in this Merger Protocol for the benefit of the Terminating Party is incapable of satisfaction, or (iii) any Offer Condition has not been satisfied or waived in accordance with this Merger Protocol by the Party for whose benefit such Offer Condition is stipulated in this Merger Protocol on or before 1 November 2013, provided in each case that the non-satisfaction of the relevant Offer Condition is not due to the Terminating Party breaching any of its obligations under this Merger Protocol;

11.1.4.

by notice in writing given by the Terminating Party to the other Party in the event of a material breach by the other Party of its obligations under this Merger Protocol (other than a breach by the Offeror referred to in Clause 11.1.5), provided that such material breach (i) has not been waived in writing by the

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Terminating Party (at such Terminating Party’s sole discretion) and (ii) if capable of being remedied, has not been remedied by the other Party before the date that is the earlier of (a) the fifth calendar day after the Party in default has obtained actual knowledge of such material breach and (b) three Business Days before the Tender Closing Date;

11.1.5.	by notice in writing by the Company to the Offeror if (i) all Commencement Conditions have been satisfied or waived and the Offeror has failed to commence the Offer on the Commencement Date, (ii) the Offer has been commenced and all Offer Conditions have been satisfied or waived and Settlement has not taken place on the Settlement Date or (iii) notwithstanding Clause 4.4, the Offeror is unable to attract sufficient debt financing to comply with its financial obligations pursuant to this Merger Protocol assuming an Offer Price as set out in Clause 1.4 (a “Financing Failure”);

11.1.6.	by notice in writing given by either Party pursuant to Clause 7.2.3;

11.1.7.	by notice in writing by the Offeror pursuant to Clause 7.2.4.

11.2.	No new Offer

If this Merger Protocol is terminated pursuant to (i) Clause 11.1.3 (but only if the Offer Condition under Clause 3.1.2 is not satisfied or waived in accordance with this Merger Protocol), (ii) Clause 11.1.4 (but only if the Company is the Terminating Party), or (iii) Clause 11.1.5 (iii), the Offeror shall not, directly or indirectly, either alone or together with another person, for a period of one year after the date of termination of this Merger Protocol:

11.2.1.	acquire or enter into an agreement or arrangement (whether legally binding or not) or do or omit to do any act as a result of which it may acquire any Shares as a result of which a mandatory offer pursuant to section 5:70 of the Wft is required; or

11.2.2.	make or announce a public offer for any Shares.

11.3.	Surviving Clauses

If this Merger Protocol is terminated, all rights and obligations of the Parties under this Merger Protocol shall end except for this Clause 11, and Clause 8 (Confidentiality), Clause 10 (Costs and Expenses), Clause 12 (Notices), Clause 13 (Miscellaneous) and Clause 14 (Governing Law and Jurisdiction), provided that Clause (8) (Confidentiality) shall cease to apply on the date 24 months after the date this Merger Protocol is terminated. A Party shall not be relieved from liability for a breach prior to termination of its obligations under this Merger Protocol.

11.4.	Reimbursement

11.4.1.	To induce the Offeror to enter into this Merger Protocol and to pursue and make the Offer, the Company shall, upon termination of this Merger Protocol

(A)	pursuant to Clause 11.1.6 or 11.1.7; or

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(B)	by the Offeror pursuant to Clause 11.1.4,

(C)	pursuant to Clause 11.1.2 or 11.1.3, in the event that the Board has revoked or changed its Recommendation in breach of Clause 1.7, or in the event of a material breach of the Company’s obligations under Clause 6 or Clause 7, immediately upon a written request thereto pay to the Offeror an amount of EUR 50 million as compensation for opportunity costs and other costs incurred by the Offeror in connection with the Offer.

11.4.2.	The payment by the Company of any amount in accordance with Clause 11.4.2 shall not limit the Offeror’s rights to seek remedy or claim for damages for breach of this Merger Protocol on any other basis.

11.5.	Reversed Reimbursement

11.5.1.	Upon termination of this Merger Protocol:

(A)	pursuant to Clause 11.1.3 but only if the Offer Condition under Clause 3.1.2 (whether or not in combination with any other Offer Condition) is not satisfied or waived in accordance with this Merger Protocol;

(B)	by the Company pursuant to Clause 11.1.4; or

(C)	pursuant to Clause 11.1.5,

the Offeror shall upon a written request thereto pay to the Company an amount of EUR 150 million as compensation for loss of management time, opportunity costs and other costs and expenses the Company has already incurred and will continue to incur in connection with the (preparation of the) Offer, direct and indirect loss and damages to the Company’s business and missed opportunities (the “Reversed Reimbursement”).

11.5.2.	In the event of (i) a termination of this Merger Protocol pursuant to Clause 11.1.3, but only if the Offer Condition under Clause 3.1.2 (whether or not in combination with any other Offer Condition) is not satisfied or waived in accordance with this Merger Protocol, or (ii) a breach by the Offeror of this Merger Protocol arising in connection with or as a result of a Financing Failure, the Reversed Reimbursement shall be the sole remedy and sole recourse of the Company and its Relevant Persons and the Offeror shall not be held liable by the Company or any of its Relevant Persons for any amounts other than the Reversed Reimbursement, without prejudice to any right to remedies that the Company may have pursuant to Clauses 4.4.5, 4.4.6 and 4.4.7.

11.5.3.	Subject to Cause 11.5.2, the payment by the Offeror of any amount in accordance with Clause 11.5.1 shall not limit the Company’s rights to seek remedy or claim for damages for breach of this Merger Protocol on any other basis.

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12.	NOTICES

All notices, consents, waivers and other communications under this Merger Protocol must be in writing in English and delivered by hand or sent by registered mail, express courier, fax or a PDF-document sent by e-mail to the appropriate addresses and fax numbers set out below. A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery, if delivered by hand, registered mail or express courier, or at the time of successful transmission, if delivered by fax or e-mail.

To the Company:

Name: D.E Master Blenders 1753 N.V.

Address: Oosterdoksstraat 80, 1011 DK Amsterdam

E-mail: Onno.vanKlinken@DEMB.com

Attention: Mr Onno van Klinken

With a copy to:

Name: Allen & Overy LLP

Address: Apollolaan 15, 1077 AB Amsterdam

E-mail: janlouis.burggraaf@allenovery.com; marianne.drijgers@allenovery.com

Attention: Mr Jan Louis Burggraaf and Ms Marianne Drijgers

To the Offeror:

Name: Oak Leaf B.V.

Address: Oudeweg 147, 2031 CC Haarlem

E-mail: joachim.creus@jabse.eu

Attention: Mr Joachim Creus

With copies to:

Name: Stibbe N.V.

Address: Strawinskylaan 2001, 1077 ZZ Amsterdam

E-mail: bjorn.vanderklip@stibbe.com; derk.lemstra@stibbe.com

Attention: Mr Björn van der Klip and Mr Derk Lemstra

and

Name: Skadden Arps Slate Meagher & Flom LLP

Address: Four Times Square, New York, New York, United States of America

E-mail: paul.schnell@skadden.com; sean.doyle@skadden.com

Attention: Mr Paul T. Schnell and Mr Sean C. Doyle

13.	MISCELLANEOUS

13.1.	Interpretation

In this Merger Protocol, unless the context dictates otherwise:

13.1.1.	the masculine gender shall include the feminine and the neuter and vice versa;

13.1.2.	references to a person shall include a reference to any individual, company, association, partnership or joint venture;

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13.1.3.	references to “include” and “including” shall be treated as references to “include without limitation” or “including without limitation”;

13.1.4.	words in the singular shall include the plural and vice versa;

13.1.5.	“Business Day” shall mean any day other than a Saturday, Sunday or legal holiday on which banks in Amsterdam, the Netherlands and New York, New York, United States and Euronext Amsterdam are generally open for business;

13.1.6.	references to “law” and “laws” shall be treated as references to any binding law, regulation, directive, covenant, guideline, rule, regulation, standard, circular or general policy rule of any governmental or regulatory body in any jurisdiction in force from time to time;

13.1.7.	the headings are for identification only and shall not affect the interpretation of this Merger Protocol;

13.1.8.	the Schedules to this Merger Protocol constitute an integral part of this Merger Protocol;

13.1.9.	references to Clauses and Schedules are references to clauses and schedules to this Merger Protocol and include the matters referred to in such clauses and schedules; and

13.1.10.	the following terms shall have the meanings defined for such terms in the Clauses set forth below:

Term	Clause
“2012 LTIP”	4.7
“Acceptance Level”	3.1.1
“Affiliate”	1.6.3
“AFM”	1.1
“Alternative Proposal”	6.1
“Announcing Party”	8.2
“Articles of Association”	5.4
“Bidding Rules”	1.2
“Board”	Recital (13)
“Commencement Conditions”	1.1
“Commencement Date”	1.1
“Company”	Preamble
“Confidentiality Agreement”	Recital (8)
“Credit Agreement”	4.4.1
“Data Room”	2.2.4
“Decree”	1.2
“EGM”	1.6.1
“Equity Commitment Letters”	4.4.1
“Euronext Amsterdam”	Recital (1)
“Exchange Act”	1.2
“Exclusivity Period”	6.1
“Fairness Opinions”	Recital (14)
“Financing Failure”	11.1.5

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Term	Clause
“Funding Commitment”	4.4.1
“Indemnified Party”	1.7.6
“Independent Non-Executive”	5.5.1
“Intercompany PP Agreements”	4.9
“Interim Period”	4.1
“Legal Merger”	1.7.1(A)
“Liquidation”	1.7.4(A)
“Liquidator”	1.7.4(A)
“Losses”	1.7.6
“MAC Condition”	2.3.1
“Material Adverse Change”	2.2
“Merger EGM”	1.7.1(C)
“Merger Proposal”	1.7.1(A)
“Merger Resolution”	1.7.1(C)
“New Oak”	1.7.1(A)
“Oak Sub”	1.7.1(A)
“Offer Conditions”	1.4.1
“Offer Memorandum”	1.5.1
“Offer Price”	1.3
“Offer”	Recital (10)
“Offeror”	Preamble
“Options”	Recital (5)
“Ordinary Shares”	Recital (3)
“Outstanding Shares”	Recital (4)
“Party”	Preamble
“Plans”	Recital (5)
“Position Statement”	1.6.2
“Post-Closing Merger and Liquidation”	1.7.4(B)
“Post-Closing Restructuring Measures”	5.3.4
“Potential Superior Offer”	6.2.1
“Potential Superior Offer Period”	6.2.2
“Press Release”	Recital (18)
“Recommendation”	1.8
“Relevant Persons”	6.1.1
“Relevant Works Council”	2.1.4(A)
“Resolutions”	1.6.3
“Reversed Reimbursement”	11.5
“Revised Offer”	7.2.2
“Schedule 14D-9”	1.6.4
“Schedule TO”	1.5.3
“SEC”	1.5.3
“Settlement”	1.4.4
“Settlement Date”	1.4.4
“Shares”	Recital (6)
“Share Sale”	1.7.4(B)
“Superior Offer”	7.1
“Superior Offer Notice”	7.2.1
“Tender Closing Date”	1.4.1
“Terminating Party”	11.1.2
“Transaction”	Recital (10)

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Term	Clause
“Unconditional Date”	1.4.1
“USPP Notes”	Recital (14)
“USPP Transfer Agreements”	Recital (15)
“WCA”	2.1.4
“Wft”	1.2

13.2.	Acorn Holdings B.V.

Acorn Holdings B.V. shall be jointly and severally liable towards the Company for the performance by the Offeror of its obligations under this Merger Protocol. Acorn Holdings B.V. shall not dispose of, or pledge, or otherwise encumber the Shares held by it until Settlement, except (i) pursuant to the terms of the Credit Agreement pursuant to which Shares may be pledged effective as from the Settlement Date and (ii) that it may transfer such Shares to the Offeror prior to or at Settlement. The Offeror shall prior to Settlement not dispose of, or pledge, or otherwise encumber such Shares acquired from Acorn Holdings B.V., except pursuant to the terms of the Credit Agreement pursuant to which Shares held by the Offeror may be pledged effective as from the Settlement Date.

13.3.	Assignment

None of the Parties may assign or procure the assumption of its rights and obligations under this Merger Protocol, either in whole or in part, to any other person without the prior written consent of the other Party; provided, however, that the Offeror has the right to assign or procure the assumption of any rights and obligations under this Merger Protocol to any group company, without any consent being required, under assumption by the Offeror of joint and several liability for the obligations assigned to such group company under this Clause 13.3. In the event of such assignment, this Merger Protocol shall, insofar as it refers to the Offeror, apply mutatis mutandis to the relevant group company.

13.4.	No Rescission

Without prejudice to the provisions of Clause 11 (Termination), to the extent permitted by applicable law, the Parties waive their rights, if any, to in whole or in part annul, rescind or dissolve (including any gehele dan wel partiële ontbinding en vernietiging) this Merger Protocol. The Parties waive their rights to request in whole or in part the annulment, rescission, dissolution or cancellation of this Merger Protocol, including (but not limited to) on the basis of articles 7:17 (conformiteit) and 6:228 (dwaling) of the Dutch Civil Code. Furthermore, the Parties waive their rights, if any, to in whole or in part seek the alteration of this Merger Protocol pursuant to article 6:230 of the Dutch Civil Code.

13.5.	Partial Invalidity

The invalidity or unenforceability of any provision of this Merger Protocol shall not affect the validity or enforceability of any other provision of this Merger Protocol. Any such invalid or unenforceable provision shall be replaced or be deemed to be replaced by a provision that is considered to be valid and enforceable. The interpretation of the replacing provisions shall be as close as possible to the intent of the invalid or unenforceable provision.

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13.6.	Entire Agreement; Amendment; No Third Party Rights

This Merger Protocol constitutes the entire agreement between the Parties with respect to the Offer and the Transaction. This Merger Protocol supersedes any and all earlier agreements, either verbally or in writing, between the Parties in relation to the Offer and the Transaction, including the Confidentiality Agreement. This Merger Protocol shall only be amended or supplemented in writing. Nothing in this Merger Protocol, express or implied, is intended to confer upon any person other than the Parties any rights under or by reason of this Merger Protocol. This Merger Protocol does not create any third party stipulation (derdenbeding), except for the third party stipulation (derdenbeding) in each of Clause 5.5.6 and Paragraph 3 of Schedule 7 (Non-financial terms).

13.7.	Further Assurances

Each Party shall, at its own cost and expense, execute and do (or procure to be executed and done) all such deeds, documents, acts and things as the other Party may from time to time reasonably require in order to give full effect to this Merger Protocol.

13.8.	Counterparts

This Merger Protocol may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each Party and delivered (by electronic communication, facsimile or otherwise) to the other Party.

14.	GOVERNING LAW AND JURISDICTION

14.1.	This Merger Protocol is governed by the laws of the Netherlands.

14.2.	All disputes arising in connection with this Merger Protocol shall be finally settled in accordance with the Arbitration Rules of the Netherlands Arbitration Institute, including the possibility of arbitral summary proceedings (arbitraal kort geding). The place of arbitration shall be Amsterdam. The arbitral tribunal shall be composed of three arbitrators. The arbitral tribunal shall decide in accordance with the rules of law. The arbitral procedure shall be conducted in English.

[signature page to follow]

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THUS AGREED AND SIGNED ON 6 JUNE 2013

Oak Leaf B.V.

/s/ Joachim Creus	/s/ Markus Hopmann
By: Mr Joachim Creus	By: Mr Markus Hopmann

Title: Director	Title: Director

D.E Master Blenders 1753 N.V.

/s/ Jan Bennink	/s/ Norman Sorensen-Valdez
By: Mr Jan Bennink	By: Mr Norman Sorensen-Valdez

Title: CEO ad interim and non-executive member of the Board	Title: member of the Board
For purposes of Clause 1.7.6 and 13.2 only:
Acorn Holdings B.V.

/s/ Joachim Creus	/s/ Markus Hopmann
By: Mr Joachim Creus	By: Mr Markus Hopmann

Title: Director	Title: Director

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For purposes of Clause 1.7.6 only:

Oak Sub B.V.

/s/ Joachim Creus	/s/ Markus Hopmann
New Oak B.V.	New Oak B.V.
Oak Leaf B.V.	Oak Leaf B.V.
By: Mr Joachim Creus	By: Mr Markus Hopmann

Title: Director	Title: Director

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SCHEDULE 1 (OPTIONS)

The overview provided by Allen & Overy LLP per email dated 10 April 2013 at 9:36am CET provides a list of all Options outstanding on the date of this Merger Protocol and the Options expected to be granted prior to Settlement.

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SCHEDULE 2 (BINDING ADVICE)

(a)	These terms indicate the procedure and the basis for the Binding Advice in respect of the matters in dispute between the Company and the Offeror (the “Matters in Dispute”).

(b)	The Matters in Dispute are to be set out in the Notice of Disagreement and the Counter-Notice of Disagreement and any notices delivered by either the Company or the Offeror under Clauses 2.3.2 and 2.3.3. The Company and the Offeror agree that such notices together set out all of the Matters in Dispute between the Company and the Offeror which are to be the subject of the Binding Advice process contemplated in this Schedule 2.

(c)	The Binding Advisor shall be entitled to make such additional enquiries as he may determine at his discretion (“Enquiries”) to assist with the Binding Advice. Any such Enquiries will be made in writing jointly to the Company and the Offeror setting out the issues that the Binding Advisor considers that either or both the Company and the Offeror should address.

(d)	The Binding Advisor shall ensure that both the Company and the Offeror have a reasonable opportunity to present their arguments, taking into account the timeframe to render the Binding Advice, and shall treat the Company and the Offeror equally.

(e)	The Binding Advisor may seek advice from experts where there is any question or issue arising from any of the information submitted which requires specialist expertise outside the scope of the Binding Advisor’s own expertise. In the event the Binding Advisor decides to obtain external advice, he will make the requirement known to the Company and the Offeror.

(f)	The Company and the Offeror require the Matters in Dispute to remain confidential between them, the Binding Advisor and any expert engaged by the Binding Advisor. The Binding Advisor agrees to observe and ensure such confidentiality and to ensure that all documentation and correspondence remain confidential. The Binding Advisor will not disclose any confidential information concerning the Company’s or the Offeror’s business to third parties without the Company’s or the Offeror’s prior written consent unless otherwise required by law, a court of competent jurisdiction, taxation authority or other government or regulatory authority.

(g)	The Binding Advisor shall render his Binding Advice based on the rules of law. The Binding Advice shall be final and binding on the Company and the Offeror as regards the fulfillment and/or waiver in accordance with this Merger Protocol of the Commencement Condition set forth in Clause 2.1.16 or the Offer Condition set forth in Clause 3.1.12, as the case may be.

(h)	The Binding Advice shall set out in writing, for each of the Matters in Dispute, a decision as to the fulfillment or waiver in accordance with this Merger Protocol of the relevant Commencement Condition or Offer Condition, and a brief explanation of the basis upon which the Binding Advisor reached his Binding Advice.

(i)	Costs of the Binding Advisor will be shared equally between the Company and the Offeror, unless the Binding Advisor determines otherwise.

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SCHEDULE 3 (PRESS RELEASE)

[Attached as a separate document]

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SCHEDULE 4 (RESIGNATION LETTER)

To: D.E Master Blenders 1753 N.V. (the “Company”)

Dear Sirs,

I refer to the Offer as currently contemplated by Oak Leaf B.V.

Terms defined in this letter shall have the same meaning as set out in the Merger Protocol between the Company and Oak Leaf B.V.

Subject to Settlement and subject to the provisions set out below, I hereby voluntarily resign from my position as a member of the Board, effective as per the Settlement Date.

In addition, subject to Settlement and subject to the provisions set out below, I confirm that I do not have and as per the resignation becoming effective will not have any claim whatsoever against the Company in respect of loss of office or otherwise, except with respect to the usual annual compensation over the financial year 2013.

Furthermore, I confirm that I have been consulted with respect to the resolutions in relation to the acceptance of my resignation and my discharge and that I hereby irrevocably and unconditionally waive my right to give advice to the general meeting of shareholders of the Company in relation to such resolutions.

By countersigning this letter you hereby confirm that:

(1)	You will procure that I will be fully released from my duties as a member of the Board as per the date of my resignation becoming effective.

(2)	You will procure that I will be granted full and final discharge from any liabilities in respect of my position as member of the Board as per the date of my resignation becoming effective, except as a result of fraud or willful misconduct of me.

This letter inures to the benefit of the Board.

Yours sincerely,

[ ]

Agreed:	For acknowledgement:

D.E Master Blenders 1753 N.V.	Oak Leaf B.V.
By: [ ]	By: [ ]

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SCHEDULE 5 (WARRANTIES BY THE COMPANY)

On the date of this Merger Protocol and on the Unconditional Date:

(1)	the 594,859,274 Outstanding Shares constitute the whole of the issued and outstanding share capital of the Company. The Outstanding Shares are duly authorized, duly and validly issued and fully paid up and constitute the entire issued and outstanding share capital of the Company. None of the Outstanding Shares are not subject to any pre-emptive or similar rights. All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s group companies are owned of record and beneficially, directly or indirectly, by the Company free and clear of all liens, charges and encumbrances;

(2)	the overview of Options attached as Schedule 1 (Options) is accurate and complete;

(3)	other than pursuant to the Plans (including the Options), no person has or claims any right to call for the conversion, issue, sale or transfer, repurchase or repayment of any share capital of the Company, except for the potential repurchase of Shares held by any of the United States registered shareholders of the Company;

(4)	the Company and each of its group companies have been duly incorporated. Neither the Company nor any of its group companies is or is reasonably expected to become subject to any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction, except as a result of the Company’s on-going so-called “legal entity reduction program”;

(5)	the Company has the right, power and authority, and has taken all action necessary, to execute, exercise its rights, and perform its obligations under this Merger Protocol, subject to the terms and conditions set out in this Merger Protocol. This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by the Company, and assuming due authorization, execution and delivery of this Merger Protocol by the Offeror, constitutes a legal and binding obligation of the Company, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of the creditors’ rights generally; and

(6)	except as expressly contemplated by this Merger Protocol, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, any Governmental Entity or any other person is required to be made or obtained by the Company in connection with (i) the execution or enforcement of this Merger Protocol or (ii) the consummation of the Offer or the Transaction, except in all cases where such failure does not constitute a Material Adverse Change.

On the date of this Merger Protocol and on the Unconditional Date, except as has been fairly disclosed by or on behalf of the Company to the Offeror or its advisers involved in the Transaction prior to the date of this Merger Protocol in (i) any information included in the Data Room, (ii) any document listed in the document with Data Room ref. 8.1, or (iii) all information disclosed during the meetings which are listed in the document with Data Room ref. 8.2, in each case under (i), (ii) and (iii) to the extent such matter is reasonably understandable on the face of the information:

(7)	the audited consolidated financial statements together with the related notes of the Company as of 30 June 2012 and for the three years ended 30 June 2012 included in the Company’s Annual Report on Form 20–F and any financial information filed or furnished after the date of this Merger Protocol and prior to the Settlement Date will, (a) present a true and fair view of the state of affairs of the Company and its consolidated subsidiaries as of their respective dates and the profit and loss of the Company and its consolidated subsidiaries for the periods to which they relate, and (b) have been prepared in accordance with IFRS;

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(8)	to the best knowledge of the Company, the public disclosures made by or on behalf of the Company since 30 June 2012 (including but not limited financial statements) are true and accurate in all material respects and do not require any further disclosure or update in order to avoid any such prior disclosure being materially incorrect, misleading or incomplete by reference to the date of the relevant disclosure and the Company has not failed to observe any obligation to make any such public disclosure;

(9)	to the best knowledge of the Company, it has provided correct and complete answers to all questions raised by or on behalf of the Offeror and its advisers during the due diligence exercise referred to in recital (9). To the best knowledge of the Company, all information provided by or on behalf of the Company to the Offeror is correct in all material respects and not misleading; and

(10)	to the knowledge of the Company, the Company and each of its group companies maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS, as applicable, and to maintain asset accountability; (iii) access to monetary assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Such internal control over financial reporting is to the knowledge of the Company effective and to the knowledge of the Company there are no material weaknesses in its internal control over financial reporting.

For the purposes of this Schedule 5:

“Governmental Entity” means a multinational, national, state, provincial or local authority, quasi-governmental authority, court, government, commission, tribunal, or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing in the Netherlands, the European Union, the United States or any other country.

“IFRS” means International Financial Reporting Standards, as in effect from time to time and as issued by the International Accounting Standards Board.

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SCHEDULE 6 (WARRANTIES BY THE OFFEROR)

On the date of this Merger Protocol and on the Unconditional Date:

(1)	The Offeror and each of its group companies have been duly incorporated. Neither the Offeror nor any of its group companies is or is reasonably expected to become subject to any form of insolvency, bankruptcy, suspension of payments, dissolution, agreement with creditors or any other form of loss of free management or forced disposal or liquidation of property in any jurisdiction.

(2)	The Offeror has the right, power and authority, and has taken all action necessary, to execute, exercise its rights, and perform its obligations under this Merger Protocol, subject to the terms and conditions set out in this Merger Protocol. This Merger Protocol has been duly and properly executed and duly delivered, as required by law, by the Offeror, and assuming due authorization, execution and delivery of this Merger Protocol by the Company, constitutes a legal and binding obligation of the Offeror, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of the creditors’ rights generally.

(3)	Except as expressly contemplated by this Merger Protocol, no consent, waiver, approval, authorization, exemption, registration, license or declaration of or by, or filing with, any Governmental Entity or any other person is required to be made or obtained by the Offeror in connection with (i) the execution or enforcement of this Merger Protocol or (ii) the consummation of the Offer or the Transaction.

(4)	The Offeror has equity and debt commitments that would make available to the Offeror, in accordance with their respective terms, sufficient funds to comply with its financial obligations pursuant to this Merger Protocol assuming an Offer Price as set out in Clause 1.3 and the Transaction.

(5)	Neither the Offeror nor any of its related parties hold any (rights to) Shares other than as disclosed in writing to the Company (including in this Merger Protocol).

On the date of this Merger Protocol, Acorn Holdings B.V. directly holds 89,532,998 Shares (corresponding to approximately 15.05% of the Shares) and has not encumbered such Shares.

On the Unconditional Date, Acorn Holdings B.V. or the Offeror directly holds 89,532,998 Shares (corresponding to approximately 15.05% of the Shares) and has not encumbered such Shares, except pursuant to the terms of the Credit Agreement pursuant to which Shares held by the Offeror will be pledged effective as from the Settlement Date.

For the purposes of this Schedule 6:

“Governmental Entity” means a multinational, national, state, provincial or local authority, quasi-governmental authority, court, government, commission, tribunal, or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing in the Netherlands, the European Union, the United States or any other country.

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SCHEDULE 7 (NON-FINANCIAL TERMS)

(1)	The Offeror and the Company agree to the following non-financial terms:

(a)	The Company’s group will have an operating structure as a separate division within the Offeror’s group; the Company will remain a separate legal entity, the holding company of the Company’s current and future subsidiaries and operations.

(b)	The Company’s group will act as the growth platform for relevant acquisitions in the fast moving consumer goods segment of the coffee and tea business in the world.

(c)	The Company’s headquarters, relevant head office functions and the centre of management of the Company’s group will remain in Amsterdam, the Netherlands.

(d)	The Company’s global R&D centre will - in form and substance - remain in the Netherlands.

(e)	The Offeror will keep the business of the Company’s group intact and it shall not sell and/or transfer the majority of the Company’s group or sell and/or transfer the majority of the assets of companies belonging to the Company’s group.

(f)	The Offeror will not require or cause the Company’s group to close any of the manufacturing facilities of the Company’s Group in the Netherlands.

(g)	The Offeror will allow the Company’s group to maintain its corporate identity and culture, albeit as a separate division of the Offeror.

(h)	The Offeror will allow the Company’s group to maintain its commitment to sustainable development and sustainable sourcing. The Douwe Egberts Foundation (or its successor) and its activities will remain in form and substance intact.

(i)	The employee consultation procedures of the Company will be respected.

(j)	The existing rights and benefits of the employees of the Company’s group will be respected, including existing rights and benefits under their individual employment agreements, collective labor agreements, social plans, and including existing rights and benefits under existing covenants made to the works councils and trade unions.

(k)	Subject to the Company’s current and future review of the existing pension arrangements, the pension rights of current and former employees of the Company’s group will be respected.

(l)	The Company’s group will remain properly financed to safeguard business continuity.

(2)	The Board may deviate from the non-financial terms included in Paragraph 1 of this Schedule 6 if the Board is of the opinion that this is in the best interest of the Company or the Company’s group taking into account the interest of all stakeholders, without prejudice to the terms of the covenant between the Company, Koninklijke Douwe Egberts B.V. and the works council of Koninklijke Douwe Egberts B.V. dated 11 December 2012.

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(3)	Notwithstanding Paragraph 2 of this Schedule 6, any deviation from the non-financial terms included in Paragraphs 1 (c), (d) and (f) of Schedule 7 will until the fourth anniversary of this Merger Protocol require the prior approval of the supervisory board of Koninklijke Douwe Egberts B.V. confirmed in writing. This Paragraph 3 constitutes an irrevocable third party stipulation for no consideration (onherroepelijk derdenbeding om niet) for the benefit of the supervisory board of Koninklijke Douwe Egberts B.V.

(4)	The non-financial terms as set out in this Schedule 7 (Non-financial Terms) shall (i) be disclosed in full to the relevant works councils of the Company’s group, (ii) be disclosed in full in the Offer Memorandum, the Position Statement, the Schedule TO and the Schedule 14D-9, and (iii) be disclosed in summary in the Press Release.

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SCHEDULE 8 (ARTICLES OF ASSOCIATION)

The amendments of the Company’s articles of association referred to in the first sentence of Clause 5.4 will include the following changes and such other changes as the Offeror may reasonably propose:

(1)	Section 13.2: The general meeting of shareholders shall determine the number of executive and non-executive Board members.

(2)	Section 13.3, 13.4 and 13.5: The general meeting of shareholders shall appoint the members of the Board. The binding nominations by the Board will be removed. A resolution to appoint a member of the Board may be adopted by a simple majority without any quorum requirements. The final sentence of section 13.5, which provides that a second meeting of shareholders may not be convened, shall be deleted.

(3)	Section 14.1: A member of the Board shall be appointed for a term to be determined by the general meeting of shareholders.

(4)	Section 24.1: A shareholder holding at least 15% of the outstanding share capital of the Company may convene a general meeting of shareholders.

(5)	Section 32.5 and 32.6: Resolutions with respect to distributions by the Company shall not require a proposal by the Board from the moment the Offeror holds 95% or more of the Shares.

(6)	Section 33.1: The Board may not make interim distributions, except to the extent approved by the general meeting of shareholders. The general meeting of shareholders shall be authorized to resolve to make interim distributions which resolution shall require a proposal by the Board.

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SCHEDULE 9 (PERMITTED ACTIONS)

As permitted actions referred to in the introduction of Clause 4.2 will qualify the Company’s on-going so-called “legal entity reduction program”.

The Company will keep the Offeror informed of any material development in respect of such permitted actions.

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